                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X]    Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ] No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on September 21, 2005 distributed its Circular on very substantial acquisitions, together with the Form of Proxy for Extraordinary General Meeting and Reply Slip, in English and Chinese to its shareholders. A copy of the English version of each of the documents is included in this Form 6-K of the Company.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

                              [CHINESE CHARACTERS]
               [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

      (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                 VERY SUBSTANTIAL ACQUISITIONS - XIAMEN BOEING

             AIRCRAFT ACQUISITION, CSA BOEING AIRCRAFT ACQUISITION

                         AND AIRBUS AIRCRAFT ACQUISITION

A notice convening an extraordinary general meeting of China Southern Airlines Company Limited (the "Company") to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China on 16 December, 2005 at 9:00 a.m. is set out on pages 103 to 105 of this circular. If you are not able to attend and/or vote at the extraordinary general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

                                                              21 September, 2005

                                    CONTENTS

                                                                          Page
DEFINITIONS .........................................................       1

LETTER FROM THE BOARD ...............................................       4
    1.  INTRODUCTION                                                        4
    2.  THE XIAMEN BOEING AIRCRAFT ACQUISITION AGREEMENT ............       6
    3.  THE BOEING AIRCRAFT ACQUISITION AGREEMENT ...................       8
    4.  THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT ...................       9
    5.  PROSPECTS ...................................................      11
    6.  RECOMMENDATIONS .............................................      12
    7.  EGM .........................................................      12
    8.  ADDITIONAL INFORMATION ......................................      12

APPENDIX I- FINANCIAL INFORMATION OF THE GROUP ......................      13

APPENDIX II- GENERAL INFORMATION ....................................      94

NOTICE OF THE EGM ...................................................     103

                                   DEFINITION

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Airbus"                           Airbus SNC, a company incorporated in
                                   Toulouse

"Airbus Aircraft"                  ten Airbus A330 aircraft

"Airbus Aircraft Acquisition"      the acquisition of Airbus Aircraft under the
                                   Airbus Aircraft Acquisition Agreement

"Airbus Aircraft Acquisition       the aircraft acquisition agreement dated 6
  Agreement"                       September, 2005 pursuant to which the Company
                                   agreed to acquire and Airbus agreed to sell
                                   the Airbus Aircraft

"Board"                            the board of Directors

"Boeing" The Boeing Company, a company incorporated in the State of Delaware of the United States of America

"Boeing Aircraft"                  ten Boeing B787 aircraft

"Boeing Aircraft Acquisition       the aircraft acquisition agreement dated 30
  Agreement"                       August, 2005 pursuant to which the Company
                                   agreed to acquire and Boeing agreed to sell
                                   the Boeing Aircraft

"China Aviation Supplies"          China Aviation Supplies Import and Export
                                   Group Corporation

"Company"                          China Southern Airlines Company Limited, a
                                   joint stock company incorporated in the PRC
                                   with limited liability and the H shares of
                                   which are listed on the Stock Exchange

"CSA Boeing Aircraft               the acquisition of Boeing Aircraft under the
  Acquisition"                     Boeing Aircraft Acquisition Agreement

"CSAHC"                            China Southern Air Holding Company

"Director(s)"                      director(s) of the Company

                                   DEFINITION

"EGM"                              the extraordinary general meeting of the Company
                                   to be held on 16 December, 2005 to approve, among
                                   other things, the Boeing Aircraft Acquisition
                                   Agreement, the Xiamen Boeing Aircraft Acquisition
                                   Agreement, the Airbus Aircraft Acquisition
                                   Agreement and the Transactions

"General Purchase Agreement"       the general purchase agreement on the import
                                   of Airbus A380 aircraft and Boeing B7E7
                                   aircraft dated 28 January, 2005 between China Aviation
                                   Supplies, Airbus S.A.S., Boeing and others

"Group"                            the Company and its subsidiaries

"Hong Kong"                        the Hong Kong Special Administrative Region of the
                                   PRC

"Latest Practicable Date"          14 September, 2005, being the latest practicable date
                                   prior to the printing of this circular for ascertaining
                                   certain information contained herein

"Listing Rules"                    the Rules Governing the Listing of Securities on the
                                   Stock Exchange

"PRC"                              the People's Republic of China (other than, for the
                                   purpose of this circular only, Hong Kong, Macau and
                                   Taiwan)

"Previous Airbus Aircraft          the acquisition of five Airbus A380 aircraft by the
  Acquisition"                     Company from Airbus under the Previous Airbus Aircraft
                                   Acquisition Agreement

"Previous Airbus Aircraft          the aircraft acquisition agreement dated 21 April, 2005
  Acquisition Agreement"           pursuant to which the Company and SAIETC agreed to
                                   acquire and Airbus agreed to sell five Airbus A380
                                   aircraft

"Previous Boeing Aircraft          the acquisition of 12 B737-700 aircraft and 18 B737-800
  Acquisition"                     aircraft by the Company and 15 B737-800 aircraft by
                                   Xiamen Airlines from Boeing under the Previous Boeing
                                   Aircraft Acquisition Agreement

                                   DEFINITION

"Previous Boeing Aircraft          the aircraft acquisition agreement dated 29
  Acquisition Agreement"           April, 2005, between the Company and Xiamen
                                   Airlines as purchasers and Boeing as the
                                   vendor in respect of the Previous Boeing
                                   Aircraft Acquisition

"SAIETC"                           Southern Airlines (Group) Import and Export
                                   Trading Company

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited

"Supervisor(s)"                    supervisor(s) of the Company

"Transactions"                     the Xiamen Boeing Aircraft Acquisition, the
                                   CSA Boeing Aircraft Acquisition and the
                                   Airbus Aircraft Acquisition

"Xiamen Airlines"                  Xiamen Airlines Company Limited, a limited
                                   liability company incorporated in the PRC and
                                   a subsidiary (as defined under the Listing
                                   Rules) of the Company

"Xiamen Boeing Aircraft"           three Boeing B787 aircraft

"Xiamen Boeing Aircraft            the acquisition of Xiamen Boeing Aircraft
   Acquisition"                    under the Xiamen Boeing Aircraft Acquisition
                                   Agreement

"Xiamen Boeing Aircraft            the aircraft acquisition agreement dated 8
   Acquisition Agreement"          August, 2005 pursuant to which Xiamen
                                   Airlines agreed to acquire and Boeing agreed
                                   to sell Xiamen Boeing Aircraft

                             LETTER FROM THE BOARD

                              [CHINESE CHARACTER]

[LOGO]               CHINA SOUTHERN AIRLINES COMPANY LIMITED

      (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

DIRECTORS:                                           REGISTERED ADDRESS:
                                                     Guangzhou Economic and
EXECUTIVE DIRECTORS                                  Technology Development Zone
                                                     Guangdong Province
Liu Shao Yong (Chairman of the Board of Directors)   PRC
Liu Ming Qi (Vice Chairman of the Board
  of Directors)
Peng An Fa (Director)*
Wang Quan Hua (Director)                             PRINCIPAL PLACE OF
Zhao Liu An (Director)                               BUSINESS IN HONG KONG:
Zhou Yong Qian (Director)                            Unit B1, 9th Floor
Si Xian Min (Director, President)                    United Centre
Zhou Yong Jin (Director)                             95 Queensway
Xu Jie Bo (Director, Chief Financial Officer,        Hong Kong
  Vice President)
Wu Rong Nan (Director)

INDEPENDENT NON-EXECUTIVE DIRECTORS
Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

SUPERVISORS:
Sun Xiao Yi (Chairman of the Supervisory Committee)
Yang Guang Hua (Supervisor)
Yang Yi Hua (Supervisor)

                                                              21 September, 2005

To the Shareholders

Dear Sir or Madam,

                  VERY SUBSTANTIAL ACQUISITIONS - XIAMEN BOEING
              AIRCRAFT ACQUISITION, CSA BOEING AIRCRAFT ACQUISITION
                        AND AIRBUS AIRCRAFT ACQUISITION

1.    INTRODUCTION

      On 28 January, 2005, China Aviation Supplies, as the sole import agent for aircraft companies registered in China, signed, on behalf of several airlines in China, the General

Note:

* As disclosed in the announcement of the Company dated 12 August, 2005, the removal of Mr. Peng An Fa as a Director has been approved by the Board and it will be submitted for approval by the shareholders of the Company at the next general meeting of the shareholders of the Company. Mr. Peng has now ceased to participate in the management of the Company.

                             LETTER FROM THE BOARD

Purchase Agreement on the import of Airbus A380 aircraft and Boeing B7E7** aircraft with Airbus S.A.S. and Boeing in Paris, France and Washington D.C., the United States respectively. The Company, being one of the actual users of the aircraft, was one of the signing parties in respect of the General Purchase Agreement for five Airbus A380 aircraft and 13 Boeing B787 aircraft (including three Boeing B787 aircraft for which Xiamen Airlines was one of the signing parties).

      On 8 August, 2005, the Board announced that pursuant to article 134 of the articles of association of the Company, the Board had approved by written confirmation the Xiamen Boeing Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines entered into the Xiamen Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring three Boeing B787 aircraft from Boeing on 8 August, 2005, as contemplated by the General Purchase Agreement.

      On 30 August, 2005, the Board announced that pursuant to article 134 of the articles of association of the Company, the Board had approved by written confirmation the Boeing Aircraft Acquisition Agreement, pursuant to which the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring ten Boeing B787 aircraft from Boeing on 30 August, 2005, as contemplated by the General Purchase Agreement.

      Prior to the signing of the Xiamen Boeing Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement, on 21 April, 2005, the Company entered into the Previous Airbus Aircraft Acquisition Agreement with Airbus and SAIETC in respect of five Airbus A380 aircraft as contemplated under the General Purchase Agreement. For further details in respect of the Previous Airbus Aircraft Acquisition Agreement, please refer to the circular of the Company dated 27 May, 2005.

      To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, each of China Aviation Supplies and its respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined under the Listing Rules), and is not a connected person of the Company.

      With the signing of the Boeing Aircraft Acquisition Agreement, the Xiamen Boeing Aircraft Acquisition Agreement and the Previous Airbus Aircraft Acquisition Agreement, the Company and Xiamen Airlines have entered into aircraft purchase agreements in respect of all five Airbus A380 aircraft and 13 Boeing B787 aircraft (three of which are for Xiamen Airlines) which the Company and Xiamen Airlines contemplated to purchase under the General Purchase Agreement.

Note:

** In the announcement of the Company dated 29 January, 2005, references were made to Boeing B7E7 aircraft. Subsequently, Boeing renamed Boeing B7E7 aircraft as Boeing B787 aircraft. Both Boeing B7E7 and Boeing 787 refer to the same model of aircraft.

                             LETTER FROM THE BOARD

      On 6 September, 2005, the Board announced that pursuant to article 134 of the articles of association of the Company, the Board had approved by written confirmation the Airbus Aircraft Acquisition Agreement, pursuant to which the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring ten Airbus A330 aircraft from Airbus on 6 September, 2005.

      Each of the Xiamen Boeing Aircraft Acquisition, CSA Boeing Aircraft Acquisition and Airbus Aircraft Acquisition constitutes a very substantial acquisition of the Company under the Listing Rules.

      Except Director Mr. Peng An Fa who did not participate in considering the written resolutions for each of the Transactions, all 14 other Directors participated in considering and approving the above written resolutions. As disclosed in the announcement of the Company dated 12 August, 2005, the removal of Mr. Peng An Fa as a Director has been approved by the Board and it will be submitted for approval by the shareholders of the Company at the next general meeting of the shareholders of the Company. Mr. Peng has now ceased to participate in the management of the Company. The format and procedure for passing the resolutions were in accordance with the Company Law of the People's Republic of China and the Company's articles of association.

      The purpose of this circular is to set out further details of the Transactions.

2.    THE XIAMEN BOEING AIRCRAFT ACQUISITION AGREEMENT

      (1)   DATE

            8 August, 2005

      (2)   PARTIES

            (a) Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.

            (b) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined under the Listing Rules), and is not a connected person of the Company.

      (3)   AIRCRAFT TO BE ACQUIRED

            Three Boeing B787 aircraft

                             LETTER FROM THE BOARD

     (4)   CONSIDERATION

           According to the information provided by Boeing, the catalogue price of a Boeing B787 aircraft is approximately US$123.2 million. The aggregate consideration for the Xiamen Boeing Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the catalogue price as provided by Boeing.

     (5)   PAYMENT AND DELIVERY TERMS

           The aggregate consideration for the acquisition of the Xiamen Boeing Aircraft is payable by cash in instalments. The Xiamen Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from July 2008 to July 2010.

     (6)   FUNDING

           The Xiamen Boeing Aircraft Acquisition will be funded partly with Xiamen Airlines' own capital and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined under the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Xiamen Boeing Aircraft Acquisition.

     (7)   REASONS FOR THE XIAMEN BOEING AIRCRAFT ACQUISITION

           The Company's principal business is that of civil aviation. As stated in the announcement of the Company dated 8 August, 2005, the Directors believe that the acquisition of the Xiamen Boeing Aircraft will further improve the operating capacity of the Company and its subsidiaries, enhance the Group's abilities to provide premium services to its customers, and raise the Group's ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Xiamen Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

     (8)   IMPLICATIONS UNDER THE LISTING RULES

           On 29 April, 2005, the Company and Xiamen Airlines, as purchasers, entered into the Previous Boeing Aircraft Acquisition Agreement with Boeing, as the vendor, pursuant to which the Company purchased 12 B737-700 aircraft and 18 B737-800 aircraft, and Xiamen Airlines acquired 15 B737-800 aircraft from Boeing. The relevant percentage ratio for the Previous Boeing Aircraft Acquisition with regards to the Consideration Test under Rule
     14.07 of the Listing Rules is above 100%. For further details in respect of the Previous Boeing Aircraft Acquisition Agreement, please refer to the circular of the Company dated 27 May, 2005.

                              LETTER FROM THE BOARD

            As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Xiamen Boeing Aircraft Acquisition is aggregated with the Previous Boeing Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Xiamen Boeing Aircraft Acquisition aggregated with the Previous Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule
      14.07 of the Listing Rules is above 100%. The Xiamen Boeing Aircraft Acquisition therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

            None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Xiamen Boeing Aircraft Acquisition.

3.    THE BOEING AIRCRAFT ACQUISITION AGREEMENT

      (1)   DATE

            30 August, 2005

      (2)   PARTIES

            (a) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

            (b) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined under the Listing Rules), and is not a connected person of the Company.

      (3)   AIRCRAFT TO BE ACQUIRED

            Ten Boeing B787 aircraft

      (4)   CONSIDERATION

            According to the official website of Boeing, the catalogue price of a Boeing B787 aircraft is approximately between US$125 million to US$135 million. The aggregate consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the catalogue price as provided by Boeing.

      (5)   PAYMENT AND DELIVERY TERMS

            The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from July 2008 to August 2010.

                              LETTER FROM THE BOARD

      (6)   FUNDING

            The CSA Boeing Aircraft Acquisition will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined under the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the CSA Boeing Aircraft Acquisition.

      (7)   REASONS FOR THE CSA BOEING AIRCRAFT ACQUISITION

            The Company's principal business is that of civil aviation. As stated in the announcement of the Company dated 30 August, 2005, the Directors believe that the acquisition of the Boeing Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

      (8)   IMPLICATIONS UNDER THE LISTING RULES

            As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the CSA Boeing Aircraft Acquisition is aggregated with the Previous Boeing Aircraft Acquisition and Xiamen Boeing Aircraft Acquisition and the three transactions are treated as if they were one transaction. The relevant percentage ratio for the CSA Boeing Aircraft Acquisition aggregated with the Previous Boeing Aircraft Acquisition and Xiamen Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The CSA Boeing Aircraft Acquisition therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

            None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the CSA Boeing Aircraft Acquisition.

4.    THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

      (1)   DATE

            6 September, 2005

      (2)   PARTIES

            (a) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

                              LETTER FROM THE BOARD

            (b) Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Airbus and its respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined under the Listing Rules), and is not a connected person of the Company.

      (3)   AIRCRAFT TO BE ACQUIRED

            Ten Airbus A330 aircraft

      (4)   CONSIDERATION

            According to Airbus, the market catalogue price of a Airbus A330 aircraft is approximately between US$152.7 million and US$180 million. The aggregate consideration for the Airbus Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the market catalogue price as provided by Airbus.

      (5)   PAYMENT AND DELIVERY TERMS

            The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from September 2007 to November 2008.

      (6)   FUNDING

            The Airbus Aircraft Acquisition will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined under the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Airbus Aircraft Acquisition.

      (7)   REASONS FOR THE AIRBUS AIRCRAFT ACQUISITION

            The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

                              LETTER FROM THE BOARD

      (8)   IMPLICATIONS UNDER THE LISTING RULES

            On 21 April, 2005, the Company, as purchaser, entered into the Previous Airbus Aircraft Acquisition Agreement with Airbus, as the vendor, and SAIETC, as the import agent, pursuant to which the Company purchased five Airbus A380 aircraft from Airbus. The relevant percentage ratio for the Previous Airbus Aircraft Acquisition with regards to the Consideration Test under Rule 14.07 of the Listing Rules was above 25%, but less than 100%, and it constituted a major transaction of the Company under the Listing Rules. The Previous Airbus Aircraft Acquisition was approved by the shareholders of the Company in the 2005 annual general meeting held on 15 June, 2005. For further details in respect of the Previous Airbus Aircraft Acquisition Agreement, please refer to the circular of the Company dated 27 May, 2005.

            As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Airbus Aircraft Acquisition is aggregated with the Previous Airbus Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Airbus Aircraft Acquisition aggregated with the Previous Airbus Aircraft Acquisition with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Airbus Aircraft Acquisition therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule
      14.49 of the Listing Rules.

            None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Airbus Aircraft Acquisition.

5.    PROSPECTS

      Global airline industry has been badly hit by soaring jet fuel prices. As a result of the three times increases in domestic jet fuel prices, the Group's jet fuel cost has accounted for 30% of total costs. The Group intends to meet the challenges by using its economies of scale operation and strict control over operating costs increase, so as to reduce the impact brought by the persistently high oil prices.

      The enlarged scale of the Group due to its joint restructuring will provide more opportunities for the development of the Company's business and operations. The Group will adjust its flight network by increasing traffic capacity to fill in any deficiencies in its routes, and will maintain or increase domestic and regional market shares. The Group believes that its leading position in the civil aviation industry can be assured by speeding up integration of flight networks and capacity to realize the objectives of network operation, and also through innovation, refinement and enhancement of incentive mechanism.

      The Company will continue to implement strict costs control and raise its overall synergy benefits.

                              LETTER FROM THE BOARD

6.    RECOMMENDATIONS

      The Board recommends the shareholders of the Company to vote in favour of the ordinary resolutions to be proposed at the EGM of the Company in respect of the Xiamen Boeing Aircraft Acquisition Agreement, the Boeing Aircraft Acquisition Agreement, the Airbus Aircraft Acquisition Agreement and the Transactions contemplated under those agreements.

7.    EGM

      Set out on pages 103 to 105 is a notice convening the EGM to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 16 December, 2005 at 9:00 a.m. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

8.    ADDITIONAL INFORMATION

      Your attention is drawn to the financial and general information set out in (a) the Annual Report of the Company for the period from 1 January, 2004 to 31 December, 2004, (b) the Interim Report of the Company for the period from 1 January, 2005 to 30 June, 2005 and (c) the appendices to this circular.

                                                           By Order of the Board
                                                               LIU SHAO YONG
                                                                  Chairman

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

I     SUMMARY OF FINANCIAL STATEMENTS

      The following consolidated income statements of the Company for each of the three years ended 31 December, 2004 and the consolidated balance sheets of the Company as at 31 December, 2004, 2003 and 2002 are derived from the audited financial statements of the Company prepared under International Financial Reporting Standards ("IFRS"). All such financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are included in the Company's annual reports. The audited financial statements of the Company for the year ended 31 December, 2004, as extracted from the Company's 2004 annual report, are set out in part II of this Appendix I.

      In addition, the following consolidated income statement for the six-month period ended 30 June 2005 and consolidated balance sheet of the Company as at 30 June 2005 are derived from the unaudited interim financial report of the Company prepared under IFRS. All such financial information should be read in conjunction with the unaudited interim financial report and accompanying notes, which are included in the Company's interim report. The unaudited interim financial report of the Company for the six-month period ended 30 June 2005 as extracted from the Company's 2005 interim report, are set out in part III of this Appendix I.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED INCOME STATEMENTS

For each of the three years ended 31 December, 2004 and the six-month period ended 30 June, 2005

                                                                                           SIX-MONTH
                                                        YEARS ENDED 31 DECEMBER,          PERIOD ENDED
                                                  -------------------------------------     30 JUNE,
                                                     2002         2003         2004           2005
                                                  RMB million  RMB million  RMB million    RMB million
                                                   (audited)    (audited)    (audited)     (unaudited)
Operating revenue
  Traffic revenue                                      17,482       16,965       23,344         17,443
  Other operating revenue                                 537          505          630            401
                                                      -------     --------     --------       --------

Total operating revenue                                18,019       17,470       23,974         17,844
                                                      -------     --------     --------       --------

Operating expenses
  Flight operations                                     6,733        7,070       10,418          9,084
  Maintenance                                           2,333        2,589        3,459          2,320
  Aircraft and traffic servicing                        2,511        2,767        3,503          2,560
  Promotion and sales                                   1,500        1,480        1,940          1,220
  General and administrative                            1,060        1,053        1,323            912
  Depreciation and amortisation                         1,840        2,038        2,413          2,094
  Other                                                    16           17            9             70
                                                      -------     --------     --------       --------

Total operating expenses                               15,993       17,014       23,065         18,260
                                                      -------     --------     --------       --------

Operating profit/(loss)                                 2,026          456          909           (416)
                                                      -------     --------     --------       --------

Non-operating income/(expenses)
  Interest income                                          52           13           22             17
  Interest expense                                       (959)        (824)        (691)          (750)
  Share of associates' results                             37           48           12            (28)
  Share of jointly controlled entities' results            (3)         (39)          (5)            24
  Gain/(loss) on sale of property, plant and
    equipment                                             171          (22)          (1)           (35)
  Exchange (loss)/gain, net                              (176)        (164)         (59)           197
  Other, net                                               (9)          21           46            (34)
                                                      -------     --------     --------       --------

Total net non-operating expenses                         (887)        (967)        (676)          (609)
                                                      -------     --------     --------       --------

Profit/(loss) before taxation                           1,139         (511)         233         (1,025)
Taxation (expense)/credit                                (398)         324          (78)            61
                                                      -------     --------     --------       --------

Profit/(loss) for the year/period                         741         (187)         155           (964)
                                                      -------     --------     --------       --------

Attributable to
  Equity holders of the parent                            576         (358)         (48)          (907)
  Minority interests                                      165          171          203            (57)
                                                      -------     --------     --------       --------

  Profit/(loss) for the year/period                       741         (187)         155           (964)
                                                      =======     ========     ========       ========

  Basic earnings/(loss) per share                     RMB0.17     RMB(0.09)    RMB(0.01)      RMB(0.21)
                                                      =======     ========     ========       ========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED BALANCE SHEETS
As at 31 December, 2002, 2003 and 2004 and 30 June, 2005

                                                               31 DECEMBER,
                                                  -------------------------------------    30 JUNE,
                                                     2002         2003         2004          2005
                                                  RMB million  RMB million  RMB million   RMB million
                                                   (audited)    (audited)    (audited)     (unaudited)
NON-CURRENT ASSETS
Property, plant and equipment, net                     26,921       28,536       46,841         50,478
Construction in progress                                  661        1,630          565            773
Lease prepayments                                         202          349          346            371
Interest in associates                                    692          422          429            402
Interest in jointly controlled entities                   462          731          782            809
Other investments                                         202          204          272            290
Lease and equipment deposits                            2,147        2,933        5,397          4,699
Deferred tax assets                                         -            -            -             68
Other assets                                              295          255          331            299
                                                       ------      -------      -------        -------

                                                       31,582       35,060       54,963         58,189
                                                       ------      -------      -------        -------

CURRENT ASSETS
Short-term investments                                      -            -          683              -
Inventories                                               546          544        1,302          1,505
Taxes recoverable                                           -            -            -             40
Trade receivables                                         672          834        1,203          1,271
Other receivables                                         372          296          616            976
Prepaid expenses and other current assets                 245          248          378            418
Cash and cash equivalents                               3,771        2,080        3,083          5,632
                                                       ------      -------      -------        -------

                                                        5,606        4,002        7,265          9,842
                                                       ------      -------      -------        -------

CURRENT LIABILITIES
Bank and other loans                                    5,241        7,097       11,518         13,282
Obligations under finance leases                        1,567        1,298        2,144          2,397
Trade payables                                            532          928        1,554          2,334
Bills payable                                           1,300          438          136          2,760
Sales in advance of carriage                              391          466          874            899
Taxes payable                                              78           90           39              -
Amounts due to related companies                          525          929        2,330            106
Accrued expenses                                        2,341        2,528        4,551          4,590
Other liabilities                                         647        1,020        2,974          3,246
                                                       ------      -------      -------        -------

                                                       12,622       14,794       26,120         29,614
                                                       ------      -------      -------        -------

NET CURRENT LIABILITIES                                (7,016)     (10,792)     (18,855)       (19,772)
                                                       ------      -------      -------        -------

TOTAL ASSETS LESS CURRENT LIABILITIES                  24,566       24,268       36,108         38,417
                                                       ------      -------      -------        -------

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

                                                               31 DECEMBER,
                                                  -------------------------------------    30 JUNE,
                                                     2002         2003         2004          2005
                                                  RMB million  RMB million  RMB million   RMB million
                                                   (audited)    (audited)    (audited)    (unaudited)
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                    5,835        4,522       11,935         12,782
Obligations under finance leases                        6,632        5,543        9,599         11,712
Provision for major overhauls                             142          189          284            275
Deferred credits                                           48           47          100            370
Deferred tax liabilities                                  779          398          287            336
                                                       ------       ------       ------         ------

                                                       13,436       10,699       22,205         25,475
                                                       ------       ------       ------         ------

Net assets                                             11,130       13,569       13,903         12,942
                                                       ======       ======       ======         ======

CAPITAL AND RESERVES
SHARE CAPITAL                                           3,374        4,374        4,374          4,374
RESERVES                                                6,239        7,522        7,474          6,567
                                                       ------       ------       ------         ------

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
  OF THE PARENT                                         9,613       11,896       11,848         10,941

MINORITY INTERESTS                                      1,517        1,673        2,055          2,001
                                                       ------       ------       ------         ------

TOTAL EQUITY                                           11,130       13,569       13,903         12,942
                                                       ======       ======       ======         ======

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

II    FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED
      31 DECEMBER, 2004

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                   2004          2003
                                                        Note    RMB million   RMB million
Operating revenue:
  Traffic revenue                                                    23,344        16,965
  Other operating revenue                                               630           505
                                                                   --------      --------

Total operating revenue                                  3           23,974        17,470
                                                                   --------      --------

Operating expenses:
  Flight operations                                                  10,418         7,070
  Maintenance                                                         3,459         2,589
  Aircraft and traffic servicing                                      3,503         2,767
  Promotion and sales                                                 1,940         1,480
  General and administrative                                          1,323         1,053
  Depreciation and amortisation                                       2,413         2,038
  Other                                                                   9            17
                                                                   --------      --------

Total operating expenses                                 4           23,065        17,014
                                                                   --------      --------

Operating profit                                                        909           456
                                                                   --------      --------

Non-operating income/(expenses):
  Interest income                                                        22            13
  Interest expense                                       4             (691)         (824)
  Share of associates' results                                           12            48
  Share of jointly controlled entities' results         14               (5)          (39)
  Loss on disposal of property, plant and
     equipment                                           5               (1)          (22)
  Exchange loss, net                                                    (59)         (164)
  Other, net                                                             46            21
                                                                   --------      --------

Total net non-operating expenses                                       (676)         (967)
                                                                   --------      --------

Profit/(loss) before taxation and minority interests     4              233          (511)
Income tax (expense)/credit                              7              (78)          324
                                                                   --------      --------

Profit/(loss) before minority interests                                 155          (187)
Minority interests                                                     (203)         (171)
                                                                   --------      --------

Loss attributable to shareholders                                       (48)         (358)
                                                                   ========      ========

Basic loss per share                                     9         RMB(0.01)     RMB(0.09)
                                                                   ========      ========

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED BALANCE SHEET
As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                   2004           2003
                                                       Note     RMB million   RMB million
NON-CURRENT ASSETS
Property, plant and equipment                           10           46,841        28,536
Construction in progress                                11              565         1,630
Lease prepayments                                                       346           349
Interest in associates                                  13              429           422
Interest in jointly controlled entities                 14              782           731
Other investments                                       15              272           204
Lease and equipment deposits                                          5,397         2,933
Deferred expenditure                                    16              316           249
Long-term receivables                                                    15             6
                                                                    -------       -------

                                                                     54,963        35,060
                                                                    -------       -------

CURRENT ASSETS
Short-term investments                                  15              683             -
Inventories                                             18            1,302           544
Trade receivables                                       19            1,203           834
Other receivables                                                       616           296
Prepaid expenses and other assets                                       378           248
Cash and cash equivalents                               20            3,083         2,080
                                                                    -------       -------

                                                                      7,265         4,002
                                                                    -------       -------

CURRENT LIABILITIES
Bank and other loans                                    21           11,518         7,097
Obligations under finance leases                        22            2,144         1,298
Amounts due to related companies                        23            2,330           929
Trade payables                                          24            1,554           928
Bills payable                                                           136           438
Sales in advance of carriage                                            874           466
Accrued expenses                                                      4,551         2,528
Other liabilities                                                     2,974         1,020
Taxes payable                                                            39            90
                                                                    -------       -------

                                                                     26,120        14,794
                                                                    -------       -------

NET CURRENT LIABILITIES                                             (18,855)      (10,792)
                                                                    -------       -------

TOTAL ASSETS LESS CURRENT LIABILITIES                                36,108        24,268
                                                                    -------       -------

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                   2004          2003
                                                       Note     RMB million   RMB million
LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                    21           11,935         4,522
Obligations under finance leases                        22            9,599         5,543
Provision for major overhauls                           25              284           189
Deferred credits                                                        100            47
Deferred tax liabilities                                17              287           398
                                                                     ------        ------

                                                                     22,205        10,699
                                                                     ------        ------

                                                                     13,903        13,569
                                                                     ======        ======

REPRESENTING:
SHARE CAPITAL                                           26            4,374         4,374
RESERVES                                                27            7,474         7,522
                                                                     ------        ------

SHAREHOLDERS' EQUITY                                                 11,848        11,896

MINORITY INTERESTS                                                    2,055         1,673
                                                                     ------        ------

                                                                     13,903        13,569
                                                                     ======        ======

Approved and authorised for issue by the board of directors on 25 April, 2005.

LIU SHAO YONG            SI XIAN MIN             XU JIE BO
  Director                Director                Director

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

BALANCE SHEET
As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                   2004          2003
                                                       Note     RMB million   RMB million
NON-CURRENT ASSETS
Property, plant and equipment                           10           39,254        22,610
Construction in progress                                11              232         1,532
Lease prepayments                                                       128           116
Interest in subsidiaries                                12            2,149         1,446
Interest in associates                                  13              296           287
Interest in jointly controlled entities                 14              636           564
Other investments                                       15              167           107
Lease and equipment deposits                                          4,674         2,229
Deferred expenditure                                    16              305           241
Deferred tax assets                                     17               51             -
                                                                    -------        ------

                                                                     47,892        29,132
                                                                    -------        ------

CURRENT ASSETS
Short-term investments                                  15              502             -
Inventories                                             18              999           213
Trade receivables                                       19            1,035           683
Other receivables                                                       391           222
Prepaid expenses and other assets                                       289           183
Cash and cash equivalents                               20            2,302         1,405
                                                                    -------        ------

                                                                      5,518         2,706
                                                                    -------        ------

CURRENT LIABILITIES
Bank and other loans                                    21           10,161         5,959
Obligations under finance leases                        22            2,144         1,298
Amounts due to related companies                        23            2,278           871
Trade payables                                          24            1,320           746
Bills payable                                                           136           438
Sales in advance of carriage                                            806           406
Accrued expenses                                                      3,733         1,628
Other liabilities                                                     2,467           854
Taxes payable                                                             -            48
                                                                    -------        ------

                                                                     23,045        12,248
                                                                    -------        ------

NET CURRENT LIABILITIES                                             (17,527)       (9,542)
                                                                    -------        ------

TOTAL ASSETS LESS CURRENT LIABILITIES                                30,365        19,590
                                                                    -------        ------

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                     2004         2003
                                            Note  RMB million  RMB million
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                         21      10,540        3,670
Obligations under finance leases             22       9,599        5,543
Provision for major overhauls                25         186          131
Deferred credits                                         60            7
Deferred tax liabilities                     17           -           90
                                                     ------       ------

                                                     20,385        9,441
                                                     ------       ------
                                                      9,980       10,149
                                                     ======       ======

REPRESENTING:
SHARE CAPITAL                                26       4,374        4,374
RESERVES                                     27       5,606        5,775
                                                     ------       ------

SHAREHOLDERS' EQUITY                                  9,980       10,149
                                                     ======       ======

Approved and authorised for issue by the board of directors on 25 April, 2005.

LIU SHAO YONG  SI XIAN MIN  XU JIE BO
  Director      Director    Director

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                SHARE        SHARE        OTHER      RETAINED
                               CAPITAL      PREMIUM      RESERVES    EARNINGS       TOTAL
                             RMB million  RMB million  RMB million  RMB million  RMB million
At 1 January, 2003              3,374        3,684         586         1,969         9,613

Issue of A Shares (Note 26)     1,000        1,641           -             -         2,641
Loss for the year                   -            -           -          (358)         (358)
Appropriations to reserves          -            -          25           (25)            -
                                -----        -----         ---         -----        ------

At 31 December, 2003            4,374        5,325         611         1,586        11,896
                                =====        =====         ===         =====        ======

At 1 January, 2004              4,374        5,325         611         1,586        11,896
Loss for the year                   -            -           -           (48)          (48)
Appropriations to reserves          -            -          61           (61)            -
                                -----        -----         ---         -----        ------

At 31 December, 2004            4,374        5,325         672         1,477        11,848
                                =====        =====         ===         =====        ======

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                           2004         2003
                                                  Note  RMB million  RMB million
Cash inflows from operations                      34(a)    4,555        3,075
  Interest received                                           22           13
  Interest paid                                             (754)        (924)
  Income tax paid                                           (227)         (35)
                                                          ------       ------

Net cash inflows from operating activities                 3,596        2,129
                                                          ------       ------

Investing activities:
  Proceeds from disposal of property,
     plant and equipment                                      47           57
  Dividends received from associates                          12            -
  Dividends received from jointly
     controlled entities                                       5            -
  Dividends received from equity securities
     held for trading                                         13            -
  (Increase)/decrease in long term receivables                (9)           6
  Payment of lease and equipment deposits                 (3,151)      (1,852)
  Refund of lease and equipment deposits                   1,253        1,066
  Capital expenditures                                    (6,631)      (4,707)
  Purchase of other investments                             (680)          (1)
  Investment in an associate                                  (9)           -
  Investments in jointly controlled entities                 (72)          (3)
  Effect of the CNA/XJA Acquisitions              34(b)      398            -
                                                          ------       ------

Net cash used in investing activities                     (8,824)      (5,434)
                                                          ------       ------

Net cash outflows before financing activities             (5,228)      (3,305)
                                                          ------       ------

Financing activities:
  Proceeds from A Shares issue,
     net of issuance costs                                     -        2,641
  Proceeds from bank and other loans                      14,555        8,914
  Repayment of bank and other loans                       (7,108)      (8,371)
  Repayment of principal under
     finance lease obligations                            (1,272)      (1,555)
  Capital contribution received from
     minority shareholders                                    71            1
  Dividends paid to minority shareholders                    (15)         (15)
                                                          ------       ------

Net cash inflows from financing activities                 6,231        1,615
                                                          ------       ------

Increase/(decrease) in cash and cash equivalents           1,003       (1,690)
Cash and cash equivalents at beginning of year             2,080        3,770
                                                          ------       ------

Cash and cash equivalents at end of year                   3,083        2,080
                                                          ======       ======

The notes on pages 24 to 65 form part of these financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

NOTES TO THE FINANCIAL STATEMENTS
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

1     BACKGROUND OF THE COMPANY

      China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H shares ("H Shares") and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares ("A Shares") which are listed on the Shanghai Stock Exchange.

      Pursuant to a sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") which was approved by the Company's shareholders in an extraordinary general meeting held on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from 31 December, 2004 (the "CNA/XJA Acquisitions"). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as at 31 December, 2004 and the remaining balance of RMB1,959 million will be satisfied in cash.

      As the above acquisitions were completed on 31 December, 2004, they have no impact on the Company's consolidated income statement for the year ended 31 December, 2004.

      Further details of the CNA/XJA Acquisitions are set out in Note 34(b) to the financial statements.

2     PRINCIPAL ACCOUNTING POLICIES

      (a)   STATEMENT OF COMPLIANCE

            These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

      (b)   BASIS OF PREPARATION

            The financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment.

            The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

            The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

            The accounting policies set out below have been applied consistently by the Group and are consistent with those used in the previous year.

      (c)   BASIS OF CONSOLIDATION

            (i)   Subsidiaries

                  A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

                  Intra-group balances and transactions, and any unrealised
            profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

                  In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 2(l)).

            (ii)  Associates and jointly controlled entities

                  An associate is an entity in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

                  A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognised gains and losses of jointly controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases. When the Group's share of losses exceeds its interest in a jointly controlled entity, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

                  Unrealised profits arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

                  In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less any impairment losses (see Note 2(l)).

      (d)   PROPERTY, PLANT AND EQUIPMENT

            (i)   Owned assets

                  An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (see Note 2(l)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (see Note 10), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

                  Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

            (ii)  Leased assets

                  Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

                  Flight equipment acquired by way of finance lease is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation (see (iv) below) and impairment losses (see Note 2(l)) and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Subsequent to the revaluation (see Note 10), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

                  The finance charge is allocated to each period during the
            lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rentals are written off as an expense of the period in which they are incurred.

                  Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

                  Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

            (iii) Subsequent costs

                  The Group recognises in the carrying amount of an item of
            property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

            (iv)  Depreciation

                  Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account its estimated residual value, as follows:

                                          DEPRECIABLE LIFE   RESIDUAL VALUE
Buildings                                  15 to 40 years         Nil
Owned and leased aircraft                   8 to 15 years       28.75%
Other flight equipment
  - Jet engines                             8 to 15 years           3%
  - Others, including rotable spares        8 to 15 years         Nil
Machinery and equipment                     5 to 10 years           3%
Vehicles                                          6 years           3%

                  Depreciation for leased assets is provided at rates which
            write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (e)   CONSTRUCTION IN PROGRESS

            Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

      (f)   LEASE PREPAYMENTS

            Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights.

      (g)   DEFERRED EXPENDITURE

            Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

            Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

      (h)   OTHER INVESTMENTS

            Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

            Where the Group has the positive intent and ability to hold bonds to maturity, they are stated at amortised cost less impairment losses (see
      Note 2(l)).

            Other financial instruments are stated at cost less impairment losses (see Note 2(l)). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (i)   INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

      (j)   TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less provision for doubtful accounts. Provision for doubtful accounts is established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (k)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (l)   IMPAIRMENT LOSS

            The carrying amounts of the Group's assets, other than inventories (see Note 2(i)), trade and other receivables (see Note 2(j)) and deferred tax assets (see Note 2(q)) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

            The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

      (m)   INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

      (n)   PROVISIONS

            A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

      (o)   DEFEASANCE OF LONG-TERM LIABILITIES

            Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

      (p)   DEFERRED CREDITS

            In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

      (q)   DEFERRED TAXATION

            Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

            The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (r)   REVENUE RECOGNITION

            (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax. In addition, prior to 1 May, 2003, revenue was stated net of the contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund.

            (ii) Interest income is recognised on a time proportion basis according to the outstanding principal and the applicable interest rate.

            (iii) Dividend income is recognised when the Group's right to receive the dividend is established.

            (iv) Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (s)   TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

      (t)   MAINTENANCE AND OVERHAUL COSTS

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the income statement as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

      (u)   BORROWING COSTS

            Borrowing costs are expensed in the income statement as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

            The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

      (v)   RETIREMENT BENEFITS

            Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

      (w)   FREQUENT FLYER AWARD PROGRAMMES

            The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

            Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (x)   TRANSLATION OF FOREIGN CURRENCIES

            Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC rates at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC rates prevailing on the transaction dates.

      (y)   RELATED PARTIES

            For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

      (z)   SEGMENTAL REPORTING

            A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3     TURNOVER

      Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. In addition, turnover for the four-month period ended 30 April, 2003 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

                                                   2004           2003
                                               RMB million    RMB million
Traffic revenue
  Passenger                                       21,100         15,010
  Cargo and mail                                   2,244          1,955
                                                  ------         ------

                                                  23,344         16,965
                                                  ------         ------

Other operating revenue
  Commission income                                  203            140
  General aviation income                             55             40
  Ground services income                             146             99
  Air catering income                                 53             31
  Net income from lease arrangements (Note)            -             69
  Rental income                                       45             40
  Aircraft lease income                               11              -
  Other                                              117             86
                                                  ------         ------

                                                     630            505
                                                  ------         ------

                                                  23,974         17,470
                                                  ======         ======

Note: As result of a lease arrangement in 2003, the Company received net cash benefits of RMB69 million which were recognised as income in 2003. Further details of the arrangement are set out in note 10(g) to the financial statements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

   TYPES OF REVENUE                          APPLICABLE SALES TAX RATES
Traffic revenue            3% (2003: 3%) of traffic revenue in respect of domestic flights and outbound international/Hong Kong regional flights, except for the period from 1 May, 2003 to 31 December, 2003 when
                           passenger revenue was exempted from sales tax.

Other operating revenue    3% (2003: 3%) of commission income, general aviation income and ground services income, and 3% to 5% (2003: 3% to 5%) of other operating revenue.

      Sales tax incurred during the year ended 31 December, 2004, netted off against revenue, amounted to RMB716 million (2003: RMB206 million).

      In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to 1 May, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international/Hong Kong regional traffic revenue. For the period from 1 May, 2003 to 31 March, 2004, the Group was exempted from paying any contributions. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 million for the year ended 31 December, 2004. The contributions for the year ended 31 December, 2003 amounted to RMB251 million and were netted off against traffic revenue.

      Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2004, the fuel surcharge revenue of the Group totalled approximately RMB348 million (2003: RMB740 million).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

4     PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

      Profit/(loss) before taxation and minority interests is arrived at after charging:

                                                           2004           2003
                                                       RMB million    RMB million
Operating expenses
Jet fuel                                                   6,050          3,867
Aircraft maintenance                                       3,132          2,377
Routes                                                     5,626          4,363
Depreciation
  - owned assets                                           1,891          1,502
  - assets held under finance leases                         472            496
Amortisation of deferred expenditure                          50             40
Operating lease charges
  - aircraft and flight equipment                          1,665          1,536
  - land and buildings                                       109            136
Staff costs
  - salaries, wages and welfare                            2,260          1,496
  - contributions to retirement schemes                      168            150
Office and administration                                    718            471
Auditors' remuneration                                        11              8
Other                                                        913            572
                                                          ------         ------

                                                          23,065         17,014
                                                          ------         ------

Interest expense
Interest on bank and other loans wholly repayable
  within five years                                          221            288
Interest on other loans                                      156            176
Finance charges on obligations under finance leases          348            443
Less: borrowing costs capitalised (Note)                     (34)           (83)
                                                          ------         ------

Net interest expense                                         691            824
                                                          ------         ------

and after crediting:

Net realised and unrealised gain on equity
  securities held for trading                                 15              -
Dividend income from unlisted investments                     14             17
                                                          ======         ======

Note: The borrowing costs have been capitalised at rates ranging from 1.51% to 3.48% per annum (2003: 1.62% to 5.46% per annum).

The loss attributable to shareholders for the year ended 31 December, 2004 includes a loss of RMB169 million (2003: RMB581 million) which has been dealt with in the financial statements of the Company.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

5     LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

      Loss on disposal of property, plant and equipment represents:

                                 2004           2003
                              RMB million    RMB million
Aircraft (Note)                    -              20
Flight equipment and other         1               2
                                  --              --
                                   1              22
                                  ==              ==

Note: During 2003, the Group incurred a loss of RMB20 million on early retirement of two old Boeing 737-200 aircraft.

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      (a)   DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                               2004       2003
                                              RMB'000    RMB'000
Fees                                             255        203
Salaries, allowances and benefits in kind      3,498      1,244
Retirement benefits                              116         98
Bonuses                                          868        943
                                               -----      -----

                                               4,737      2,488
                                               =====      =====

            Included in the above were fees of RMB255,000 (2003: RMB203,000) paid to independent non- executive directors during the year.

            An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                        2004     2003
                                                       Number   Number
Nil to HK$1,000,000 (RMB1,066,000 equivalent)            18       18
                                                         ==       ==

      (b)   SENIOR MANAGEMENT'S EMOLUMENTS

            Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                                    2004       2003
                                                   RMB'000    RMB'000
Salaries, allowances and benefits in kind           2,045      1,701
Retirement benefits                                    29         25
                                                    -----      -----
                                                    2,074      1,726
                                                    =====      =====

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

            An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                    2004         2003
                                                   Number       Number
Directors and supervisors                             -            -
Employees                                             5            5
                                                     --           --
                                                      5            5
                                                     ==           ==
Nil to HK$1,000,000 (RMB1,066,000 equivalent)         5            5
                                                     ==           ==

7     INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

      (a)   INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS:

                                                       2004             2003
                                                    RMB million      RMB million
PRC income tax                                           176               47
Share of associates' taxation                              2                3
Share of jointly controlled entities' taxation            11                7
                                                        ----             ----
                                                         189               57
Deferred tax (Note 17)
 -  current year                                        (111)              11
 -  adjustment for change in enacted tax rate              -             (392)
                                                        ----             ----
Income tax expense/(credit)                               78             (324)
                                                        ====             ====

            On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

            As a result of the reduction in income tax rate, the Company's net deferred tax liability balance at 1 January, 2003 of RMB507 million was reduced by RMB392 million. Accordingly, a net deferred tax credit of RMB392 million was recognised in the income statement for the year ended 31 December, 2003.

            In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (b) RECONCILIATION BETWEEN TAX EXPENSE AND ACCOUNTING PROFIT AT APPLICABLE TAX RATES:

                                                                     2004          2003
                                                                  RMB million   RMB million
Profit/(loss) before taxation and minority interests                  233          (511)
                                                                      ===          ====

Expected PRC income tax expense/(credit) at 15% (2003: 15%)            35           (77)

Adjustments:
  Effect of change in income tax rate                                   -          (392)
  Non-deductible expenses                                              40            80
  Other, net                                                            3            65
                                                                      ---          ----

Income tax expense/(credit)                                            78          (324)
                                                                      ===          ====

            In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

            The PRC withholding tax payable by the Group for the year ended 31 December, 2004 of RMB23 million (2003: RMB8 million) in respect of the leases executed on or after 1 September, 1999 has been included as part of the operating lease charges for the year.

8     DIVIDENDS

      No interim dividend was paid during both the current and prior years.

      The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2004. No final dividend was paid in respect of the year ended 31 December, 2003.

9     BASIC LOSS PER SHARE

      The calculation of basic loss per share is based on the consolidated loss attributable to shareholders of RMB48 million (2003: RMB358 million) and the weighted average number of shares in issue during the year of 4,374 million (2003: 3,832 million).

      The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence for both the current and prior years.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

10    PROPERTY, PLANT AND EQUIPMENT

      (a)   THE GROUP

                                              AIRCRAFT            OTHER FLIGHT
                                       ------------------------    EQUIPMENT,    MACHINERY,
                                                    HELD UNDER     INCLUDING     EQUIPMENT
                                                      FINANCE       ROTABLE         AND
                           BUILDINGS       OWNED      LEASES         SPARES       VEHICLES       TOTAL
                          RMB million  RMB million  RMB million   RMB million   RMB  million  RMB  million
Cost or valuation:
At 1 January, 2004           3,288        17,222       10,463         6,842        1,930         39,745
Exchange adjustments             5             -            -             -           12             17
Reclassification on
  exercise of
  purchase options               -           550         (550)            -            -              -
Additions                      336         4,156            -           525            5          5,022
Transferred from
  construction in
  progress                   2,472             -            -             -          235          2,707
Through the CNA/XJA
  Acquisitions                 915         5,206        4,616         1,753          490         12,980
Disposals                      (28)            -            -           (76)         (73)          (177)
                             -----        ------       ------         -----        -----         ------
At 31 December, 2004         6,988        27,134       14,529         9,044        2,599         60,294
                             -----        ------       ------         -----        -----         ------

Representing:
Cost                         6,633        20,905       10,189         6,870        2,115         46,712
Valuation - 1996               355         6,229        4,340         2,174          484         13,582
                             -----        ------       ------         -----        -----         ------
                             6,988        27,134       14,529         9,044        2,599         60,294
                             -----        ------       ------         -----        -----         ------

Accumulated
  depreciation:
At 1 January, 2004             594         3,192        2,605         3,644        1,174         11,209
Exchange adjustments             1             -            -             -            9             10
Reclassification on
  exercise of purchase
  options                        -           183         (183)            -            -              -
Charge for the year            179           956          472           544          212          2,363
Written back on
  disposal                     (17)            -            -           (51)         (61)          (129)
                             -----        ------       ------         -----        -----         ------

At 31 December, 2004           757         4,331        2,894         4,137        1,334         13,453
                             -----        ------       ------         -----        -----         ------

Net book value:
At 31 December, 2004         6,231        22,803       11,635         4,907        1,265         46,841
                             =====        ======       ======         =====        =====         ======
At 31 December, 2003         2,694        14,030        7,858         3,198          756         28,536
                             =====        ======       ======         =====        =====         ======

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (b)   THE COMPANY

                                               AIRCRAFT           OTHER FLIGHT
                                       ------------------------    EQUIPMENT,    MACHINERY,
                                                    HELD UNDER     INCLUDING     EQUIPMENT
                                                      FINANCE       ROTABLE         AND
                           BUILDINGS       OWNED      LEASES         SPARES       VEHICLES       TOTAL
                          RMB million  RMB million  RMB million   RMB million   RMB  million  RMB  million
Cost or valuation:
At 1 January, 2004           1,644        12,868       10,463         5,396         1,189        31,560
Reclassification on
  exercise of purchase
  options                        -           550         (550)            -             -             -
Additions through
  transfer of property,
  plant and equipment
  upon dissolution of
  a subsidiary                   3             -            -           134            13           150
Additions                       12         3,509            -           192            38         3,751
Transferred from
  construction in
  progress                   1,663             -            -             -           235         1,898
Through the CNA/XJA
  Acquisitions                 727         5,206        4,616         1,745           441        12,735
Disposals                      (23)            -            -             -           (40)          (63)
                             -----        ------       ------         -----         -----        ------

At 31 December, 2004         4,026        22,133       14,529         7,467         1,876        50,031
                             -----        ------       ------         -----         -----        ------

Representing:
Cost                         3,832        17,520       10,189         5,642         1,612        38,795
Valuation - 1996               194         4,613        4,340         1,825           264        11,236
                             -----        ------       ------         -----         -----        ------

                             4,026        22,133       14,529         7,467         1,876        50,031
                             -----        ------       ------         -----         -----        ------

Accumulated
  depreciation:
At 1 January, 2004             324         2,231        2,605         3,073           717         8,950
Reclassification on
  exercise of purchase
  options                        -           183         (183)            -             -             -
Additions through
  transfer of property,
  plant and equipment
  upon dissolution of
  a subsidiary                   1             -            -            72            10            83
Charge for the year            110           744          472           346           117         1,789
Written back on
  disposal                     (10)            -            -             -           (35)          (45)
                             -----        ------       ------         -----         -----        ------

At 31 December, 2004           425         3,158        2,894         3,491           809        10,777
                             -----        ------       ------         -----         -----        ------

Net book value:
At 31 December, 2004         3,601        18,975       11,635         3,976         1,067        39,254
                             =====        ======       ======         =====         =====        ======
At 31 December, 2003         1,320        10,637        7,858         2,323           472        22,610
                             =====        ======       ======         =====         =====        ======

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (c) Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Company gives appropriate notice of termination. In this connection, rental payments totalling RMB18 million (2003: RMB15 million) were paid to CSAHC during 2004 in respect of these leases.

      (d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

            In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of property, plant and equipment held by the Group as at 31 December, 2000, the carrying amounts of property, plant and equipment did not differ materially from their respective fair value.

            The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33 million (2003: RMB33 million). Had the property, plant and equipment of the Group and the Company been stated at cost (i.e. the effect of the revaluation was excluded), the net book value of property, plant and equipment of the Group and the Company as at 31 December, 2004 would have been approximately RMB46,838 million and RMB39,684 million respectively (2003: RMB28,523 million and RMB22,794 million respectively), made up as follows:

                                                    THE GROUP                          THE COMPANY
                                              2004               2003              2004            2003
                                          RMB million        RMB million       RMB million     RMB million
Buildings                                       6,797              3,110             4,178           1,610
Aircraft
  - owned                                      28,257             18,345            22,923          13,658
  - held under finance leases                  15,008             10,942            15,008          10,942
Flight equipment and others                    12,516              9,634             9,726           6,910
                                          -----------        -----------       -----------     -----------

                                               62,578             42,031            51,835          33,120
Less: Accumulated
        depreciation                           15,740             13,508            12,151          10,326
                                          -----------        -----------       -----------     -----------

                                               46,838             28,523            39,684          22,794
                                          ===========        ===========       ===========     ===========

      (e) As at 31 December, 2004, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB23,562 million and RMB21,814 million respectively (2003: RMB14,576 million and RMB12,796 million respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (f) In 2003, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34 million (2003: RMB34 million) was received by the Company during the year in respect of the leases. As at 31 December, 2004, the cost and accumulated depreciation of the relevant property, plant and equipment totalled RMB787 million and RMB514 million respectively (2003: RMB787 million and RMB462 million respectively). Depreciation of the relevant property, plant and equipment recognised during the year totalled RMB55 million (2003: RMB55 million). As at 31 December 2004, the Company's rental receivable in respect of the leases due in 2005 amounted to RMB34 million (2003: RMB34 million).

      (g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As at 31 December, 2004, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,462 million (2003: RMB2,409 million). As a result of the Arrangements, the Company received net cash benefits which were recognised as income (Note 3).

      (h) As at 31 December, 2004 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou new airport, Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As at 31 December, 2004, carrying value of such properties of the Group and the Company amounted to RMB2,477 million and RMB1,417 million respectively.

            The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

11    CONSTRUCTION IN PROGRESS

                                                                  2004           2003
                                                               RMB million    RMB million
THE COMPANY
Shenzhen cargo centre                                                   22              -
Guangzhou new airport support area                                      65              -
Boeing 777 aircraft engines upgrade                                     18             12
Guangzhou new airport base                                               -          1,378
Hubei catering building                                                  -             28
Zhengzhou ticket selling office                                          -             22
Material and engineering system                                         22             21
Henan office building                                                    -             14
Other                                                                  105             57
                                                               -----------    -----------

                                                                       232          1,532
                                                               -----------    -----------

SUBSIDIARIES
Guangzhou new cargo centre                                             254             68
Fuzhou Chang Le airport facilities                                      20             14
Other                                                                   59             16
                                                               -----------    -----------

                                                                       333             98
                                                               -----------    -----------

                                                                       565          1,630
                                                               ===========    ===========

12    INTEREST IN SUBSIDIARIES

                                                                       THE COMPANY
                                                                  2004           2003
                                                               RMB million    RMB million
Unlisted shares/capital contributions, at cost                       1,232            978
Amounts due from subsidiaries                                          917            468
                                                               -----------    -----------

                                                                     2,149          1,446
                                                               ===========    ===========

      In 2004, China Southern Airlines (Group) Zhuhai Helicopter Company Limited, a wholly owned subsidiary of the Company, was dissolved. Its operations and assets and liabilities were transferred to the Company. No material gains or losses were incurred by the Company on dissolution of the subsidiary.

      A new subsidiary, Guangzhou Air Cargo Company Limited, was established in 2004.

      Details of the Company's principal subsidiaries are set out in Note 37.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

13    INTEREST IN ASSOCIATES

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Share of attributable net assets other
 than goodwill                                        429            422             -              -
Unlisted capital contributions, at cost                 -              -           357            348
Impairment loss for investment in an
 associate                                              -              -           (61)           (61)
                                              -----------    -----------   -----------    -----------

                                                      429            422           296            287
                                              ===========    ===========   ===========    ===========

      Details of the Group's principal associates are set out in Note 38.

14    INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Share of attributable net assets other
 than goodwill                                        782            731             -              -
Unlisted capital contributions, at cost                 -              -           636            564
                                              -----------    -----------   -----------    -----------

                                                      782            731           636            564
                                              ===========    ===========   ===========    ===========

      Details of the Company's principal jointly controlled entities are set out in Note 38.

      An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                                               2004              2003
                                            RMB million       RMB million
Non-current assets                                  845               606
Current assets                                      794               619
Non-current liabilities                            (389)             (236)
Current liabilities                                (468)             (258)
                                            -----------       -----------

Net assets                                          782               731
                                            ===========       ===========

Income                                              762               486
Expenses                                           (767)             (525)
                                            -----------       -----------

Net loss                                             (5)              (39)
                                            ===========       ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

15    OTHER INVESTMENTS

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
NON-CURRENT INVESTMENTS
Equity securities available for sale                  272            204           167            107
                                              ===========    ===========   ===========    ===========

CURRENT INVESTMENTS
Equity securities held for trading                    523              -           502              -
Debt securities held-to-maturity                      160              -             -              -
                                              -----------    -----------   -----------    -----------

                                                      683              -           502              -
                                              ===========    ===========   ===========    ===========

16    DEFERRED EXPENDITURE

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Custom duties and other direct costs                   19             26             8             18
Lump sum housing benefits (Note 29)                   197            223           197            223
Deferred loss on aircraft sale and
 leaseback arrangements                               100              -           100              -
                                              -----------    -----------   -----------    -----------

                                                      316            249           305            241
                                              ===========    ===========   ===========    ===========

17    DEFERRED TAX

      Movements in net deferred tax (liabilities)/assets are as follows:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Balance at 1 January,                                (398)          (779)          (90)          (507)
Credited/(charged) to income statement
 (Note 7)
 - current year                                       111            (11)          141             25
 - adjustment for change in income tax rate             -            392             -            392
                                              -----------    -----------   -----------    -----------

Balance at 31 December,                              (287)          (398)           51            (90)
                                              ===========    ===========   ===========    ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      The net deferred tax (liabilities)/assets at 31 December, 2004 were made up of the following tax effects:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Deferred tax assets:
  Tax losses                                           39            223            39            223
  Repairs and maintenance accruals                    129             88           125             93
  Repair charges capitalised                          254            261           195            199
  Accrued expenses                                    146             19           146             19
  Other                                                21              9            20             11
                                              -----------    -----------   -----------    -----------

Total deferred tax assets                             589            600           525            545
                                              -----------    -----------   -----------    -----------

Deferred tax liabilities:
  Repairs and maintenance accruals                     75             81             -              -
  Depreciation of property, plant and
   equipment                                          752            848           459            591
  Other                                                49             69            15             44
                                              -----------    -----------   -----------    -----------

Total deferred tax liabilities                        876            998           474            635
                                              -----------    -----------   -----------    -----------

Net deferred tax (liabilities)/assets                (287)          (398)           51            (90)
                                              ===========    ===========   ===========    ===========

18    INVENTORIES

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Expendable spare parts and maintenance
 materials                                          1,175            486           904            183
Other supplies                                        127             58            95             30
                                              -----------    -----------   -----------    -----------

                                                    1,302            544           999            213
                                              ===========    ===========   ===========    ===========

      No significant amount of inventories was carried at net realisable value at 31 December, 2003 and 2004.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

19    TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Within 1 month                                        998            589           863            446
More than 1 month but less than 3 months              163            236           133            228
More than 3 months but less than 12 months             42              9            39              9
                                              -----------    -----------   -----------    -----------

                                                    1,203            834         1,035            683
                                              ===========    ===========   ===========    ===========

      As at 31 December, 2004, the Group and the Company had an amount due from a fellow subsidiary of RMB52 million (2003: RMB54 million) which was included in trade receivables.

      All of the trade receivables are expected to be recovered within one year.

20    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associate of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2004 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2004, the Group's and the Company's deposits with SA Finance amounted to RMB406 million and RMB362 million respectively (2003: RMB366 million and RMB346 million respectively).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

21    BANK AND OTHER LOANS

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
BANK LOANS DUE:
Within one year                                    11,518          7,097        10,161          5,959
In the second year                                  1,626            646         1,476            401
In the third to fifth year, inclusive               6,422          1,224         5,283            826
After the fifth year                                3,887          2,649         3,781          2,443
                                              -----------    -----------   -----------    -----------

                                                   23,453         11,616        20,701          9,629
OTHER LOANS DUE:
In the second year                                      -              3             -              -
                                              -----------    -----------   -----------    -----------

                                                   23,453         11,619        20,701          9,629

Portion classified as current liabilities         (11,518)        (7,097)      (10,161)        (5,959)
                                              -----------    -----------   -----------    -----------

                                                   11,935          4,522        10,540          3,670
                                              ===========    ===========   ===========    ===========

      As at 31 December, 2004, bank loans of the Group and the Company totalling RMB8,620 million and RMB7,783 million respectively (2003: RMB4,902 million and RMB3,823 million respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB11,927 million and RMB10,179 million respectively (2003: RMB6,718 million and RMB4,938 million respectively).

      As at 31 December, 2004, loans to the Group and the Company from SA Finance amounted to RMB256 million and RMB76 million respectively (2003: RMB120 million and RMB 120 million respectively).

      As at 31 December, 2004, certain bank loans were guaranteed by the following parties:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Industrial Commercial Bank of China                   149              -           149              -
Export-Import Bank of the United States             1,732          2,208           969          1,236
Bank of China                                         291            357            53            262
CSAHC                                               2,452            359         1,812            229
Guangzhou Baiyun International Airport
 Company Limited                                        -             63             -              -
Shenzhen Yingshun Investment Development
 Company Limited                                        -             21             -              -
SA Finance                                              9             10             -              -
                                              -----------    -----------   -----------    -----------

                                                    4,633          3,018         2,983          1,727
                                              ===========    ===========   ===========    ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Details of bank and other loans with original maturity over one year are as follows:

      INTEREST RATES AND FINAL MATURITY

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
(i)  RENMINBI DENOMINATED LOANS

     Fixed interest rates ranging from
      4.80% to 6.03% per annum as at 31
      December, 2004, with maturities
      through 2009.                                 1,628              -           135              -

     Non-interest bearing loan from a
      municipal government authority,
      repayable in 2005.                                3              3             -              -

     Floating interest rates ranging from
      4.94% to 5.76% per annum as at 31
      December, 2004, with maturities
      through 2014.                                 1,217             76         1,217              -

(ii) US DOLLARS DENOMINATED LOANS

     Floating interest rates ranging from
      3 months LIBOR+0.65% to 0.9% per
      annum as at 31 December, 2004, with
      maturities through 2011.                      1,426              -         1,426              -

     Floating interest rates ranging from
      6 months LIBOR+0.3% to 1.2% per
      annum as at 31 December, 2004, with
      maturities through 2014.                      6,578          2,505         6,578          2,505

     Fixed interest rates ranging from
      2.18% to 8.35% per annum as at 31
      December, 2004, with maturities
      through 2011.                                 2,676          2,626         2,326          1,546
                                              -----------    -----------   -----------    -----------

                                                   13,528          5,210        11,682          4,051

     Less: Loans due within one year
            classified as current
            liabilities                            (1,593)          (688)       (1,142)          (381)
                                              -----------    -----------   -----------    -----------

                                                   11,935          4,522        10,540          3,670
                                              ===========    ===========   ===========    ===========

      As at 31 December, 2004, bank and other loans of the Group and the Company included short-term bank loans totalling RMB9,925 million and RMB9,019 million respectively (2003: RMB6,409 million and RMB5,578 million respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.60% and 1.56% per annum respectively (2003: 1.76% and 1.65% per annum respectively).

      As at 31 December, 2004, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB35,750 million (2003: RMB9,860 million). As at 31 December, 2004, an approximate amount of RMB11,525 million (2003: RMB4,412 million) was utilised.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

22    OBLIGATIONS UNDER FINANCE LEASES

      The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2005 to 2013. As at 31 December, 2004, future payments under these finance leases, which were 67% and 33% respectively (2003: 74% and 26% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                      THE GROUP AND THE COMPANY
                            -------------------------------------------------------------------------------
                                               2004                                   2003
                            OBLIGATIONS      PAYMENTS    INTEREST    OBLIGATIONS    PAYMENTS     INTEREST
                            RMB million    RMB million  RMB million  RMB million   RMB million  RMB million
Balance due:
 Within one year                  2,144          2,580          436        1,298         1,648          350
 In the second year               2,863          3,213          350        1,066         1,357          291
 In the third to fifth
  year, inclusive                 6,044          6,540          496        3,909         4,348          439
 After the fifth year               692            722           30          568           608           40
                            -----------    -----------  -----------  -----------   -----------  -----------

                                 11,743         13,055        1,312        6,841         7,961        1,120
                            -----------    -----------  -----------  -----------   -----------  -----------

Less: Balance due within
       one year classified
       as current
       liabilities               (2,144)                                  (1,298)
                            -----------                              -----------

                                  9,599                                    5,543
                            ===========                              ===========

      Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

      As at 31 December, 2004, certain of the Group's and the Company's aircraft with carrying amount of RMB11,635 million (2003: RMB7,858 million) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB11,743 million (2003: RMB6,841 million).

23    AMOUNTS DUE TO RELATED COMPANIES

      Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associates and jointly controlled entities, are unsecured, interest free and repayable within one year (Note 28).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

24    TRADE PAYABLES

      An ageing analysis of trade payables is set out below:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Due within 1 month or on demand                       599            279           505            207
Due after 1 month but within 3 months                 430            278           370            231
Due after 3 months but within 6 months                525            371           445            308
                                              -----------    -----------   -----------    -----------

                                                    1,554            928         1,320            746
                                              ===========    ===========   ===========    ===========

      As at 31 December, 2004, the Group and the Company had an amount due to a fellow subsidiary of RMB838 million (2003: RMB693 million) which was included in trade payables.

      All of the trade payables are expected to be settled within one year.

25    PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                                      THE GROUP                   THE COMPANY
                                                 2004           2003          2004           2003
                                              RMB million    RMB million   RMB million    RMB million
Balance at 1 January,                                 200            194           131             63
Provision for the year                                 89             68            47             68
Through the CNA/XJA Acquisitions                       70              -            70              -
Amount utilised                                         -            (62)            -              -
                                              -----------    -----------   -----------    -----------

Balance at 31 December,                               359            200           248            131

Less: Current portion included in accrued
       expenses                                       (75)           (11)          (62)             -
                                              -----------    -----------   -----------    -----------

                                                      284            189           186            131
                                              ===========    ===========   ===========    ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

26    SHARE CAPITAL

                                                                    2004           2003
                                                                 RMB million    RMB million
Registered capital:
  2,200,000,000 domestic shares of RMB1.00 each                        2,200          2,200
  1,174,178,000 H shares of RMB1.00 each                               1,174          1,174
  1,000,000,000 A shares of RMB1.00 each                               1,000          1,000
                                                                 -----------    -----------

                                                                       4,374          4,374
                                                                 ===========    ===========

Issued and paid up capital:
  2,200,000,000 domestic shares of RMB1.00 each                        2,200          2,200
  1,174,178,000 H shares of RMB1.00 each                               1,174          1,174
  1,000,000,000 A shares of RMB1.00 each                               1,000          1,000
                                                                 -----------    -----------

                                                                       4,374          4,374
                                                                 ===========    ===========

      In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at an issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59 million, amounted to RMB1,641 million and was credited to share premium account.

      All the domestic, H and A shares rank pari passu in all material respects.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

27    RESERVES

                                                     THE GROUP                  THE COMPANY
                                                  2004        2003          2004           2003
                                     Note     RMB million  RMB million   RMB million    RMB million
SHARE PREMIUM
 Balance at 1 January                               5,325        3,684         5,325          3,684
 Share premium from issuance of
  shares, net of related issuance
  costs                                                 -        1,641             -          1,641
                                              -----------  -----------   -----------    -----------

 Balance at 31 December                             5,325        5,325         5,325          5,325
                                              -----------  -----------   -----------    -----------

STATUTORY SURPLUS RESERVE             (a)
 Balance at 1 January                                 361          337           339            338
 Transfer from income statement                        41           24            10              1
                                              -----------  -----------   -----------    -----------

 Balance at 31 December                               402          361           349            339
                                              -----------  -----------   -----------    -----------

STATUTORY PUBLIC WELFARE FUND         (b)
 Balance at 1 January                                 173          172           172            171
 Transfer from income statement                        20            1             5              1
                                              -----------  -----------   -----------    -----------

 Balance at 31 December                               193          173           177            172
                                              -----------  -----------   -----------    -----------

DISCRETIONARY SURPLUS RESERVE         (c)
 Balance at 1 January and 31
  December                                             77           77            77             77
                                              -----------  -----------   -----------    -----------

RETAINED EARNINGS
 Balance at 1 January                               1,586        1,969          (138)           446
 Loss for the year                                    (48)        (358)         (169)          (581)
 Appropriations to reserves                           (61)         (25)          (15)            (3)
                                              -----------  -----------   -----------    -----------

 Balance at 31 December                             1,477        1,586          (322)          (138)
                                              -----------  -----------   -----------    -----------

TOTAL                                               7,474        7,522         5,606          5,775
                                              ===========  ===========   ===========    ===========

      Notes:

      (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

            Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% and 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

      (c) The usage of this reserve is similar to that of statutory surplus reserve.

      (d) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

            (i)   making up cumulative prior years' losses, if any;

            (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

            (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

            (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

            Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2004 the Company did not have any distributable reserves (2003: Nil).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

28    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the normal course of its business.

      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the year:

                                                                                  2004            2003
                                                                  Note         RMB million     RMB million
EXPENSES
PAID TO CSAHC AND ITS AFFILIATES
Handling charges                                                   (a)                  33              27
Wet lease rentals                                                  (b)                   -              36
Sundry aviation supplies                                           (c)                  66              43
Commission expense                                                 (d)                   2               5
Air catering expense                                               (e)                  50              28
Housing benefits                                                   (f)                  85              85
Lease charges for land and buildings                               (g)                  18              15

PAID TO ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Repairing charges                                                  (h)               1,159             693
Flight simulation service charges                                  (i)                 100             101
Interest expense                                                   (j)                   3               -

INCOME
RECEIVED FROM ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Interest income                                                    (k)                   4               3
Rental income                                                      (l)                  34              34

OTHERS
Short term advances from CSAHC                                     (m)                   -             166
Refund of medical benefit payments                                 (n)                   -              58
CNA/XJA Acquisitions                                               (o)              15,522               -
                                                                               ===========     ===========

      Notes:

      (a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (b) Wet lease rentals in 2003 represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective from October 2002. The wet lease agreement was terminated in April 2003.

      (c) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

      (d) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

      (e) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

      (f) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group (Note 29).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (g) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10(c)).

      (h) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

      (i) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company.

      (j) Interest expense represents interest paid to loans from SA Finance. The applicable interest rate in determined in accordance with borrowing rate published by the PRC (Note 21).

      (k) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the PRC (Note 20).

      (l) Rental income represents rental received under certain operating lease agreements where the Company leases certain flight training facilities and buildings to Zhuhai Xiang Yi (Note 10(f)).

      (m) During 2003, CSAHC made short term advances to the Group. These advances were unsecured, interest free and fully repaid in 2004.

      (n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above agreement.

      (o) As disclosed in Note 1 to the financial statements, on 31 December, 2004 the Company acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,522 million, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as at that date. The remaining consideration payable of RMB1,959 million will be satisfied in cash.

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

      The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

29    RETIREMENT AND HOUSING BENEFITS

      Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% (2003: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

      In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the income statement as and when incurred.

      Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective 1 January, 1995.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at 31 December, 2004, the Group already made payments totalling RMB191 million (2003: RMB130 million) under the scheme and recorded its remaining contractual liabilities totalling RMB69 million (2003: RMB130 million) as accrued expenses on its balance sheet. Housing allowances are payable when applications are received from eligible employees.

30    COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As at 31 December, 2004, the Group and the Company had capital commitments as follows:

                                                   THE GROUP                         THE COMPANY
                                            2004               2003              2004             2003
                                         RMB million        RMB million       RMB million      RMB million
Commitments in respect of aircraft and
 related equipment (Note)
 - authorised and contracted for              11,776             10,615            10,121            7,739
 - authorised but not contracted for          13,571                  -            13,571                -
                                         -----------        -----------       -----------      -----------

                                              25,347             10,615            23,692            7,739
                                         -----------        -----------       -----------      -----------

Commitments in respect of investments
 in the Guangzhou new airport
 - authorised and contracted for                 110                617               110              617
 - authorised but not contracted for             714              1,455               714            1,455
                                         -----------        -----------       -----------      -----------

                                                 824              2,072               824            2,072
                                         -----------        -----------       -----------      -----------

Other commitments
 - authorised and contracted for                 132                233               117               30
 - authorised but not contracted for             568                708               200              229
                                         -----------        -----------       -----------      -----------

                                                 700                941               317              259
                                         -----------        -----------       -----------      -----------

                                              26,871             13,628            24,833           10,070
                                         ===========        ===========       ===========      ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Note: As at 31 December, 2004, the Group had on order five Boeing 737-700 aircraft, six Airbus 319-100 aircraft, fifteen Airbus 320-200 aircraft, two Airbus 321-200 aircraft, four Airbus 330-200 aircraft, one Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2005 to 2007. Deposits of RMB4,640 million have been made towards the purchase of these aircraft and related equipment. As at 31 December, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                                   THE GROUP                         THE COMPANY
                                            2004               2003              2004             2003
                                         RMB million        RMB million       RMB million      RMB million
Year ended/ending 31 December
2004                                               -              4,585                 -            3,249
2005                                           8,748              6,030             7,093            4,490
2006                                           2,996                  -             2,996                -
2007                                              32                  -                32                -
                                         -----------        -----------       -----------      -----------

                                              11,776             10,615            10,121            7,739
                                         ===========        ===========       ===========      ===========

      As at 31 December, 2004, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

                                                       2004           2003
                                                    RMB million    RMB million
Authorised and contracted for                                 -             24
Authorised but not contracted for                           156            284
                                                    -----------    -----------

                                                            156            308
                                                    ===========    ===========

(b)   OPERATING LEASE COMMITMENTS

      As at 31 December, 2004, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                   THE GROUP                         THE COMPANY
                                            2004               2003              2004             2003
                                         RMB million        RMB million       RMB million      RMB million
Payments due
 Within one year                               1,761              1,483             1,488            1,194
 In the second to fifth year, inclusive        9,207              4,248             8,602            3,579
 After the fifth year                          1,782              2,389             1,761            2,278
                                         -----------        -----------       -----------      -----------

                                              12,750              8,120            11,851            7,051
                                         ===========        ===========       ===========      ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

(c)   INVESTING COMMITMENTS

      At 31 December, 2004, the Group and the Company committed to make capital contributions in respect of:

                                                           2004             2003
                                                        RMB million      RMB million
Subsidiaries                                                    181                -
Jointly controlled entities                                      83              446
                                                        -----------      -----------

                                                                264              446
                                                        ===========      ===========

31    CONTINGENT LIABILITIES

      (a) Pursuant to the Reorganisation of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

      (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

            With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

      (c) The Company is involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation") which commenced in 2003. According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff claimed unspecified damages against the Group (as one of the defendants to the Litigation) for breach of the agreement on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. Based on the opinion given by the Company's legal advisors, the directors of the Company consider that the Company has a valid defence against the claim and that a provision for such claim and/or the associated legal costs is not required.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

32    FINANCIAL INSTRUMENTS

      Financial assets of the Group include cash and cash equivalents, trade receivables, other receivables and short-term investments. Financial liabilities of the Group include bank and other loans, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable.

      LIQUIDITY RISK

            As at 31 December, 2004, the Group's net current liabilities amounted to RMB18,855 million (2003: RMB10,792 million). For the year ended 31 December, 2004, the Group recorded a net cash inflow from operating activities of RMB3,596 million (2003: RMB2,129 million), a net cash outflow from investing activities and financing activities of RMB2,593 million (2003: RMB3,819 million) and an increase in cash and cash equivalents of RMB1,003 million (2003: decrease of RMB1,690 million).

            In 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December, 2004 when they fall due during 2005. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB24,225 million during 2005 and thereafter. The directors of the Company believe that such financing will be available to the Group.

            The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS RISK

            The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

            The interest rates and maturity information of the Group's bank and other loans, and maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

      FOREIGN CURRENCY RISK

            The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      CREDIT RISKS

            Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

            A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2004, the balance due from BSP agents amounted to RMB411 million (2003: RMB446 million).

      SELF INSURANCE RISK

            The Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

            The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2003 and 2004 are set out below:

                                                        2004                                2003
                                              CARRYING                            CARRYING
                                               AMOUNT         FAIR VALUE            AMOUNT      FAIR VALUE
                                            RMB million      RMB million         RMB million   RMB million
THE GROUP
Cash and cash equivalents                         3,083            3,083               2,080         2,080
Trade receivables                                 1,203            1,203                 834           834
Other receivables                                   616              616                 296           296
Short-term investments                              683              683                   -             -
Bank and other loans                             23,453           23,665              11,619        11,907
Amounts due to related companies                  2,330            2,330                 929           929
Trade payables                                    1,554            1,554                 928           928
Bills payable                                       136              136                 438           438
Other liabilities                                 2,974            2,974               1,020         1,020
Taxes payable                                        39               39                  90            90
                                            ===========      ===========         ===========   ===========

                                                        2004                                2003
                                              CARRYING                            CARRYING
                                               AMOUNT         FAIR VALUE            AMOUNT      FAIR VALUE
                                            RMB million      RMB million         RMB million   RMB million
THE COMPANY
Cash and cash equivalents                         2,302            2,302               1,405         1,405
Trade receivables                                 1,035            1,035                 683           683
Other receivables                                   391              391                 222           222
Short-term investments                              502              502                   -             -
Bank and other loans                             20,701           20,862               9,629         9,837
Amounts due to related companies                  2,278            2,278                 871           871
Trade payables                                    1,320            1,320                 746           746
Bills payable                                       136              136                 438           438
Other liabilities                                 2,467            2,467                 854           854
Taxes payable                                         -                -                  48            48
                                            ===========      ===========         ===========   ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

            The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

            (i) Cash and cash equivalents, trade receivables, other receivables, short-term investments, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable

                  The carrying values approximate fair value because of the short maturities of these instruments.

            (ii)  Bank and other loans

                  The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

                  The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

                  Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

33    SEGMENTAL INFORMATION

      The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

      (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

      (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

      Geographic information about the Group's turnover and operating profit/(loss) is as follows:

                                                             HONG KONG
                                               DOMESTIC       REGIONAL       *INTERNATIONAL       TOTAL
                                             RMB million    RMB million        RMB million     RMB million
2004
Traffic revenue                                   17,742          1,180               4,422         23,344
Other operating revenue                              630              -                   -            630
                                             -----------    -----------      --------------    -----------

Turnover                                          18,372          1,180               4,422         23,974
                                             ===========    ===========      ==============    ===========

Operating profit                                     650             67                 192            909
                                             ===========    ===========      ==============    ===========

2003
Traffic revenue                                   13,087            808               3,070         16,965
Other operating revenue                              436              -                  69            505
                                             -----------    -----------      --------------    -----------

Turnover                                          13,523            808               3,139         17,470
                                             ===========    ===========      ==============    ===========

Operating profit/(loss)                              440            (29)                 45            456
                                             ===========    ===========      ==============    ===========

* Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium, Australia and France.

      The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

34    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

      (a) THE RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                        2004             2003
                                                                    RMB million      RMB million
Profit/(loss) before taxation and minority interests                     233             (511)
  Depreciation and amortisation of property,
    plant and equipment                                                2,363            1,998
  Other amortisation                                                      50               40
  Amortisation of deferred credits                                        (4)              (2)
  Share of associates' results                                           (12)             (48)
  Share of jointly controlled entities' results                            5               39
  Loss on disposal of property, plant and equipment                        1               22
  Interest income                                                        (22)             (13)
  Interest expense                                                       725              824
  Net realised and unrealised gain on equity securities held for
    trading                                                              (15)               -
  Unrealised exchange loss, net                                           42              177
  (Increase)/decrease in inventories                                     (29)               2
  Increase in trade receivables                                         (218)            (162)
  (Increase)/decrease in other receivables                              (166)              77
  Increase in prepaid expenses and other assets                          (31)              (6)
  Increase in deferred expenditure                                        (2)               -
  (Decrease)/increase in amounts due to
    related companies                                                   (586)             404
  Increase in trade payables                                             344              396
  Decrease in bills payable                                             (374)            (862)
  Increase in sales in advance of carriage                               408               76
  Increase in accrued expenses                                           507              203
  Increase in other liabilities                                        1,223              373
  Increase in provision for major overhauls                              113               48
                                                                       -----            -----

Cash inflows from operations                                           4,555            3,075
                                                                       =====            =====

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (b)   EFFECT OF THE CNA/XJA ACQUISITIONS

                                                                                2004
                                                                            RMB million
Assets acquired:
  Property, plant and equipment                                                12,980
  Cash and cash equivalents                                                       398
  Trade receivables                                                               314
  Inventories                                                                     729
  Other                                                                         1,101
                                                                               ------

                                                                               15,522
                                                                               ======

Liabilities assumed:
  Bank and other loans                                                          4,587
  Obligations under finance leases                                              6,125
  Trade payables                                                                  343
  Accrued expenses                                                              1,475
  Other                                                                         1,033
                                                                               ------

                                                                               13,563
                                                                               ------

Net identifiable assets and liabilities                                         1,959
                                                                               ======

Cash consideration payable and not yet settled                                  1,959
                                                                               ======

Net cash inflow from acquisitions - cash and cash equivalents acquired            398
                                                                               ======

35    ULTIMATE HOLDING COMPANY

      The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

36    SUBSEQUENT EVENTS

      In January 2005, the Company, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future lease payments totalling approximately RMB1,721 million, scheduled for deliveries in 2005 and 2006.

      In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Company, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Company is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.

      In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totalling approximately RMB8,243 million.

      In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

37    SUBSIDIARIES

      The particulars of the Company's principal subsidiaries at 31 December, 2004 are as follows:

                                                                  ATTRIBUTABLE
                                                                 EQUITY INTEREST
                                          PLACE AND DATE OF     -----------------         ISSUED/
                                           ESTABLISHMENT/       DIRECT   INDIRECT       REGISTERED
NAME OF COMPANY                               OPERATION           %         %            CAPITAL #        PRINCIPAL ACTIVITIES
Guangxi Airlines Company Limited (a)      PRC                     60            -         170,900,000    Airline
                                          28 April, 1994

Southern Airlines (Group) Shantou         PRC                     60            -         280,000,000    Airline
 Airlines Company Limited (a)             20 July, 1993

Zhuhai Airlines Company Limited (a)       PRC                     60            -         250,000,000    Airline
                                          8 May, 1995

Xiamen Airlines Company Limited (a)       PRC                     60            -         700,000,000    Airline
                                          11 August, 1984

Guizhou Airlines Company Limited (a)      PRC                     60            -          80,000,000    Airline
                                          12 November, 1991

Guangzhou Air Cargo Company Limited (a)   PRC                     70            -         238,000,000    Cargo services
                                          31 March, 2004

Guangzhou Baiyun International            PRC                     61            -          20,000,000    Logistics operations
 Logistic Company Ltd (a)                 23 July, 2002

Guangzhou Nanland Air Catering            PRC                     51            -          55,980,000    Air catering
 Company Limited (b)                      21 November, 1989

China Northern Airlines Aircraft          PRC                     75            -     US$   3,800,000    Aircraft repair and
 Maintenance Co., Ltd (a)                 8 November, 1997                                                maintenance services

Xinjiang Aviation Ground Service          PRC                     60            -          15,000,000    Airport ground services
 Company Ltd (a)                          27 May, 2002

China Southern West Australian Flying     Australia               65            -     A $     100,000    Pilot training services
 College Pty Limited                      26 January, 1971

Xinjiang Civil Aviation Property          PRC                   51.8            -         251,332,832    Utility service
 Management Limited (a)                   12 December, 2002

Guangzhou Aviation Hotel (a)              PRC                     90            -          63,290,000    Hotel operation
                                          8 January, 1997

South China International Aviation &      PRC                     90            -           2,100,000    Travel services
 Travel Services Company (a)              11 May, 1992

CZ Flamingo Limited                       Cayman Islands         100            -     US$       1,000    Aircraft leasing
                                          8 December, 1993

CZ Skylark Limited                        Cayman Islands         100            -     US$       1,000    Aircraft leasing
                                          17 November, 1993

CZ Kapok Limited                          Cayman Islands         100            -     US$       1,000    Aircraft leasing
                                          26 October, 1993

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

                                                                  ATTRIBUTABLE
                                                                 EQUITY INTEREST
                                          PLACE AND DATE OF     -----------------         ISSUED/
                                           ESTABLISHMENT/       DIRECT   INDIRECT       REGISTERED
NAME OF COMPANY                               OPERATION           %         %            CAPITAL #        PRINCIPAL ACTIVITIES
CSA-I Limited                             Cayman Islands           100          -     US $      1,000     Aircraft leasing
                                          1 September, 1993

CZ93B Limited                             Cayman Islands           100          -     US $      1,000     Aircraft leasing
                                          11 May, 1993

CZ97A Limited                             Cayman Islands           100          -     US $      1,000     Aircraft leasing
                                          2 January, 1997

Zhong Yuan 99A Limited                    Cayman Islands           100          -     US $      1,000     Aircraft leasing
                                          15 February, 1999

CXA92A Limited                            Cayman Islands             -         60     US $      1,000     Aircraft leasing
                                          3 August, 1992

CXA93A Limited                            Cayman Islands             -         60     US $      1,000     Aircraft leasing
                                          1 July, 1993

CXA95B Limited                            Cayman Islands             -         60     US $      1,000     Aircraft leasing
                                          7 July, 1995

CXA95C Limited                            Cayman Islands             -         60     US $      1,000     Aircraft leasing
                                          16 October, 1995

CXA98A Limited                            Cayman Islands             -         60     US $      1,000     Aircraft leasing
                                          20 March, 1998

Xiamen Aviation Property                  PRC                        -         60           5,000,000     Property development
 Development Company (a)                  22 June, 1993

Xiamen Aviation Supplies Limited (a)      PRC                        -         60           8,560,000     Aviation supplies
                                          30 July, 1997

Xiamen Aviation Development               PRC                        -         54           5,000,000     Hotel management
 Company Limited (a)                      18 February, 1998

Xiamen Air Holidays Limited               Hong Kong                  -         54     HK $  3,000,000     Travel servicing
                                          28 April, 1994

Xiamen Macau Holidays Limited             Macau                      -       27.5     MOP   1,000,000     Travel servicing
                                          11 May, 1995

Shantou Hua Kang Air Catering             PRC                        -         42          10,000,000     Air catering
 Company Ltd (a)                          22 June, 1994

#     Expressed in RMB, unless otherwise stated

(a)   These subsidiaries are PRC limited companies.

(b)   These subsidiaries are Sino-foreign equity joint venture companies.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

38    ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

      The particulars of the Group's principal associates and jointly controlled entities as at 31 December, 2004 are as follows:

                                                                  ATTRIBUTABLE
                                                                 EQUITY INTEREST
                                          PLACE AND DATE OF     -----------------         ISSUED/
                                           ESTABLISHMENT/       DIRECT   INDIRECT       REGISTERED
NAME OF COMPANY                               OPERATION           %         %            CAPITAL #          PRINCIPAL ACTIVITIES

Guangzhou Aircraft Maintenance            PRC                      50           -     US$  27,500,000     Provision of aircraft
 Engineering Company Limited*             28 October, 1989                                                 repair and
                                                                                                           maintenance services

Southern Airlines Group Finance           PRC                      32       15.42         424,330,000     Provision of financial
 Company Limited                          28 June, 1995                                                    services

Hainan Phoenix Information                PRC                      45           -     US$  16,360,000     Provision of ticket
 System Limited                           12 March, 1994                                                   reservation system
                                                                                                           services

Hong Kong Business Aviation Centre        Hong Kong                20           -     HK$   1,000,000     Provision of private
 Company Limited                          7 January, 1998                                                  flight logistic services

Sichuan Airlines Corporation Limited      PRC                      39           -         350,000,000     Airline
                                          28 August, 2002

MTU Maintenance Zhuhai Co. Ltd.*          PRC                      50           -     US$  63,100,000     Provision of engine
                                          6 April, 2001                                                    repair and
                                                                                                           maintenance services

China Postal Airlines Limited*            PRC                      49           -         306,000,000     Airline
                                          25 November, 1996

Zhuhai Xiang Yi Aviation Technology       PRC                      51           -     US$  29,800,000     Provision of flight
 Company Limited*                         10 July, 2002                                                    simulation training
                                                                                                           services

CSN-ETC e-commerce Limited*               PRC                      51           -           5,880,000     Provision of internet
                                          7 October, 2002                                                  services

Beijing Ground Service Company Limited*   PRC                      50           -          18,000,000     Airport ground service
                                          1 April, 2004                                                    support

Southern Airlines Advertising             PRC                      45           -           5,000,000     Aviation advertising
 Company Limited                          3 March, 1994

#     Expressed in RMB, unless otherwise stated

*     These are jointly controlled entities

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

III UNAUDITED INTERIM FINANCIAL REPORT OF THE COMPANY FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2005

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005 - unaudited
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                  FOR THE SIX MONTHS
                                                                    ENDED 30 JUNE
                                                                 2005            2004
                                                     Note    RMB million      RMB million
                                                                               (Note 2)
Operating revenue
  Traffic revenue                                                 17,443          10,834
  Other operating revenue                                            401             260
                                                             -----------      ----------

Total operating revenue                               3           17,844          11,094
                                                             -----------      ----------
Operating expenses
  Flight operations                                                9,084           4,722
  Maintenance                                                      2,320           1,410
  Aircraft and traffic servicing                                   2,560           1,689
  Promotion and sales                                              1,220             874
  General and administrative                                         912             552
  Depreciation and amortisation                                    2,094           1,083
  Other                                                               70               8
                                                             -----------      ----------

Total operating expenses                                          18,260          10,338
                                                             -----------      ----------

Operating (loss)/profit                                             (416)            756
                                                             -----------      ----------
Non-operating income/(expenses)
  Interest income                                                     17               9
  Interest expense                                    4             (750)           (344)
  Share of associates' results                                       (28)             21
  Share of jointly controlled entities' results                       24               4
  (Loss)/profit on sale of property, plant and
     equipment                                                       (35)              3
  Exchange gain, net                                                 197              15
  Other, net                                                         (34)              5
                                                             -----------      ----------

Total net non-operating expenses                                    (609)           (287)
                                                             -----------      ----------

(Loss)/profit before taxation                         4           (1,025)            469
Taxation credit/(expense)                             5               61             (95)
                                                             -----------      ----------

(Loss)/profit for the period                                        (964)            374
                                                             ===========      ==========

Attributable to
  Equity holders of the parent                                      (907)            266
  Minority interests                                  2              (57)            108
                                                             -----------      ----------

(Loss)/profit for the period                                        (964)            374
                                                             ===========      ==========

Basic (loss)/earnings per share                       7      (RMB   0.21)     RMB   0.06
                                                             ===========      ==========

The notes on pages 71 to 78 form part of this interim financial report.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED BALANCE SHEET

As at 30 June 2005 - unaudited
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                AS AT            AS AT
                                                               30 JUNE        31 DECEMBER
                                                                 2005             2004
                                                    Note     RMB million      RMB million
                                                                                (Note 2)
NON-CURRENT ASSETS
Property, plant and equipment, net                    8         50,478           46,841
Construction in progress                                           773              565
Lease prepayments                                                  371              346
Interest in associates                                             402              429
Interest in jointly controlled entities                            809              782
Other investments                                                  290              272
Lease and equipment deposits                                     4,699            5,397
Deferred tax assets                                                 68                -
Other assets                                                       299              331
                                                               -------          -------

                                                                58,189           54,963
                                                               -------          -------

CURRENT ASSETS
Short term investments                                               -              683
Inventories                                                      1,505            1,302
Taxes recoverable                                                   40                -
Trade receivables                                     9          1,271            1,203
Other receivables                                                  976              616
Prepaid expenses and other current assets                          418              378
Cash and cash equivalents                                        5,632            3,083
                                                               -------          -------

                                                                 9,842            7,265
                                                               -------          -------

CURRENT LIABILITIES
Bank and other loans                                            13,282           11,518
Obligations under finance leases                                 2,397            2,144
Trade payables                                       10          2,334            1,554
Bills payable                                                    2,760              136
Sales in advance of carriage                                       899              874
Taxes payable                                                        -               39
Amounts due to related companies                                   106            2,330
Accrued expenses                                                 4,590            4,551
Other liabilities                                                3,246            2,974
                                                               -------          -------

                                                                29,614           26,120
                                                               -------          -------

NET CURRENT LIABILITIES                                        (19,772)         (18,855)
                                                               -------          -------

TOTAL ASSETS LESS CURRENT LIABILITIES                           38,417           36,108
                                                               -------          -------

The notes on pages 71 to 78 form part of this interim financial report.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

                                                                AS AT            AS AT
                                                               30 JUNE        31 DECEMBER
                                                                 2005            2004
                                                    Note     RMB million      RMB million
                                                                                (Note 2)
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                            12,782          11,935
Obligations under finance leases                                11,712           9,599
Provision for major overhauls                                      275             284
Deferred credits                                                   370             100
Deferred tax liabilities                                           336             287
                                                                ------          ------

                                                                25,475          22,205
                                                                ======          ======

Net assets                                                      12,942          13,903
                                                                ======          ======

CAPITAL AND RESERVES

Share capital                                                    4,374           4,374
Reserves                                              11         6,567           7,474
                                                                ------          ------

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
  OF THE PARENT                                                 10,941          11,848

MINORITY INTERESTS                                     2         2,001           2,055
                                                                ------          ------

TOTAL EQUITY                                                    12,942          13,903
                                                                ======          ======

Approved and authorised for issue by the Board of Directors on 26 August 2005.

LIU SHAO YONG                SI XIAN MIN                   XU JIE BO
   Director                    Director                     Director

The notes on pages 71 to 78 form part of this interim financial report.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005 - unaudited
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                     ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
                                    SHARE     SHARE     OTHER     RETAINED                MINORITY       TOTAL
                                   CAPITAL   PREMIUM   RESERVES   EARNINGS      TOTAL     INTERESTS      EQUITY
                                     RMB       RMB       RMB         RMB         RMB         RMB          RMB
                          Note     million   million   million     million     million     million      million
At 1 January 2004          2        4,374     5,325       611        1,586     11,896        1,673       13,569
Profit for the period                   -         -         -          266        266          108          374
Dividends                               -         -         -            -          -          (60)         (60)
Issue of share capital                  -         -         -            -          -           45           45
                                    -----     -----       ---        -----     ------        -----       ------

At 30 June 2004            2        4,374     5,325       611        1,852     12,162        1,766       13,928
                                    =====     =====       ===        =====     ======        =====       ======

At 1 January 2005          2        4,374     5,325       672        1,477     11,848        2,055       13,903
Loss for the period                     -         -         -         (907)      (907)         (57)        (964)
Dividends                               -         -         -            -          -           (9)          (9)
Issue of share capital                  -         -         -            -          -           12           12
                                    -----     -----       ---        -----     ------        -----       ------

At 30 June 2005                     4,374     5,325       672          570     10,941        2,001       12,942
                                    =====     =====       ===          ===     ======        =====       ======

The notes on pages 71 to 78 form part of this interim financial report.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005 - unaudited
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                            FOR THE SIX MONTHS
                                                              ENDED 30 JUNE
                                                             2005       2004
                                                              RMB        RMB
                                                            million    million
Net cash inflows from operating activities                   1,662      1,218

Net cash used in investing activities                         (692)    (4,050)
                                                             -----      -----

Net cash inflow/(outflow) before financing activities          970     (2,832)

Net cash inflows from financing activities                   1,579      3,684
                                                             -----      -----

Increase in cash and cash equivalents                        2,549        852

Cash and cash equivalents as at 1 January                    3,083      2,080
                                                             -----      -----

Cash and cash equivalents as at 30 June                      5,632      2,932
                                                             =====      =====

The notes on pages 71 to 78 form part of this interim financial report.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

Notes:

1     BASIS OF PREPARATION

      This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 26 August 2005.

      The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the change in presentation of financial statements arising from the changes of International Financial Reporting Standards ("IFRS") that is expected to be reflected in the 2005 annual financial statements. Details of the changes are set out in note 2.

      The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

      The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with IFRS. IFRS includes IAS and interpretations.

      The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 28.

      The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2004 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 April 2005.

2     NEW AND REVISED IFRS

      The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRS for the year ending 31 December 2005, on the basis of IFRS currently in issue.

      The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRS for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

      The adoption of revised IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements, has resulted in a change in presentation of minority interests in the financial statements:

      In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

      With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

3     TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax.

      Geographic information about the Group's turnover and operating
(loss)/profit are analysed as follows:

                                             FOR THE SIX MONTHS ENDED 30 JUNE
                                                 HONG KONG
                                   DOMESTIC       REGIONAL     INTERNATIONAL       TOTAL
                                 RMB million    RMB million     RMB million     RMB million
2005
Traffic revenue                     13,592           641           3,210          17,443
Other operating revenue                401             -               -             401
                                    ------           ---           -----          ------

Turnover                            13,993           641           3,210          17,844
                                    ======           ===           =====          ======

Operating (loss)/profit               (228)           28            (216)           (416)
                                    ======           ===           =====          ======

2004
Traffic revenue                      8,341           569           1,924          10,834
Other operating revenue                260             -               -             260
                                    ------           ---           -----          ------

Turnover                             8,601           569           1,924          11,094
                                    ======           ===           =====          ======

Operating profit                       605            39             112             756
                                    ======           ===           =====          ======

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

4 (LOSS)/PROFIT BEFORE TAXATION

                                                                                     FOR THE SIX MONTHS
                                                                                        ENDED 30 JUNE
                                                                                     2005           2004
                                                                                  RMB million   RMB million
(Loss)/profit before taxation is arrived at after charging:

Depreciation
  - owned assets                                                                      1,603          815
  - assets acquired under finance leases                                                491          255
Amortisation of deferred expenditure                                                     30           13
Operating lease charges
  - aircraft and flight equipment                                                     1,184          828
Staff costs                                                                           1,776        1,061

Interest expense
  Interest on bank and other loans                                                      493          175
  Finance charges on obligations under finance leases                                   302          186
  Less: borrowing costs capitalised                                                     (45)         (17)
                                                                                      -----        -----
  Net interest expense                                                                  750          344
                                                                                      =====        =====

and after crediting:
  Net realised and unrealised gain on equity securities
    held for trading                                                                      1            -
                                                                                      =====        =====

5     TAXATION (CREDIT)/EXPENSE

                                                                                      FOR THE SIX MONTHS
                                                                                         ENDED 30 JUNE
                                                                                       2005          2004
                                                                                   RMB million   RMB million
PRC income tax                                                                           5            28
Share of taxation of associates                                                         (1)            4
Share of taxation of jointly controlled entities                                        (3)            5
                                                                                       ---            --

                                                                                         1            37
Deferred taxation                                                                      (62)           58
                                                                                       ---            --

                                                                                       (61)           95
                                                                                       ===            ==

      The statutory income tax rate in the PRC is 33%. Pursuant to approval documents issued by the relevant tax authorities, the Company and certain airline subsidiaries of the Company are entitled to enjoy a preferential tax rate of 15%.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

6     DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

7     BASIC (LOSS)/EARNINGS PER SHARE

      The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to equity holders of the parent of RMB907 million (six months ended 30 June 2004: profit of RMB266 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2004: 4,374 million).

      The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2004 and 2005.

8     PROPERTY, PLANT AND EQUIPMENT, NET

      During the six months ended 30 June 2005, the Group acquired aircraft with an aggregate cost of RMB5,168 million (six months ended 30 June 2004: RMB1,382 million).

9     TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                        AS AT          AS AT
                                                       30 JUNE      31 DECEMBER
                                                         2005           2004
                                                     RMB million    RMB million
Within 1 month                                           1,113            998
More than 1 month but less than 3 months                   123            163
More than 3 months but less than 12 months                  35             42
                                                         -----          -----

                                                         1,271          1,203
                                                         =====          =====

10    TRADE PAYABLES

      An ageing analysis of trade payables is as follows:

                                                    AS AT          AS AT
                                                   30 JUNE      31 DECEMBER
                                                     2005           2004
                                                 RMB million    RMB million
Due within 1 month or on demand                       917            599
Due after 1 month but within 3 months                 582            430
Due after 3 months but within 6 months                835            525
                                                    -----          -----

                                                    2,334          1,554
                                                    =====          =====

11    RESERVES

      No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

12    COMMITMENTS

      (a)   Capital commitments

            As at 30 June 2005, the Group had capital commitments as follows:

                                                                       AS AT          AS AT
                                                                      30 JUNE      31 DECEMBER
                                                                        2005           2004
                                                                    RMB million    RMB million
Commitments in respect of aircraft and related equipment
  - authorised and contracted for                                      37,429         11,776
  - authorised but not contracted for                                       -         13,571
                                                                       ------         ------

                                                                       37,429         25,347
                                                                       ------         ------

Commitments in respect of investments in the Guangzhou
  new airport
  - authorised and contracted for                                          79            110
  - authorised but not contracted for                                     741            714
                                                                       ------         ------

                                                                          820            824
                                                                       ------         ------

Other commitments
  - authorised and contracted for                                          57            132
  - authorised but not contracted for                                   2,299            568
                                                                       ------         ------

                                                                        2,356            700
                                                                       ------         ------

                                                                       40,605         26,871
                                                                       ======         ======

      (b)   Investing commitments

            As at 30 June 2005, the Group committed to make capital contributions in respect of:

                                            AS AT           AS AT
                                           30 JUNE       31 DECEMBER
                                             2005            2004
                                         RMB million     RMB million
Subsidiaries                                  61             181
Jointly controlled entities                   83              83
                                             ---             ---

                                             144             264
                                             ===             ===

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

13    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by China Southern Air Holding Company ("CSAHC"), the ultimate holding company, and its subsidiaries, and the Group's associates and jointly controlled entities during the normal course of its business.

      (a)   Significant transactions with related companies

            The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its subsidiaries, and the Group's associates and jointly controlled entities:

                                                                   FOR THE SIX MONTHS
                                                                      ENDED 30 JUNE
                                                                   2005          2004
                                                               RMB million    RMB million
EXPENSES

Paid to CSAHC and its subsidiaries

Handling charges                                                    23              19
Sundry aviation supplies                                            35              26
Commission expenses                                                 18               -
Housing benefits                                                     -              43
Lease charges for land and buildings                                28               8
Lease charges for aircraft                                           5               -

Paid to associates and jointly controlled entities

Repairing charges                                                  506             431
Flight simulation service charges                                   59              46
Interest expense                                                    29               4

INCOME

Received from associates and jointly controlled entities

Interest income                                                      3               1
Rental income                                                       15              15
                                                                   ===             ===

            In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the periods presented. The total amounts involved are not material to the results of the Group for the periods.

      (b)   Amounts due to related companies

                                                                            AS AT           AS AT
                                                                           30 JUNE       31 DECEMBER
                                                                             2005            2004
                                                                         RMB million     RMB million
Jointly controlled entities                                       (i)         13              340
CSAHC                                                            (ii)         93            1,990
                                                                              ==            =====

            (i)   Amounts due to jointly controlled entities

                  Amounts due to jointly controlled entities mainly represent amounts payable for repairing charges and other services. The payable balances are unsecured, interest free and have no fixed terms of repayment.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

            (ii)  Amount due to CSAHC

                  The balance mainly represents remaining consideration payable to CSAHC in respect of the Group's acquisition of the airline operations and certain related assets of China Northern Airlines Company and Xinjiang Airlines Company.

                  Amount due to CSAHC is unsecured, interest free and is
            repayable within 6 months.

      (c)   Loans from Southern Airlines Group Finance Company Limited

            Loans to the Group from Southern Airlines Group Finance Company Limited, a PRC authorised financial institution controlled by CSAHC and an associate of the Group, are unsecured and have the following terms:

                                                         AS AT            AS AT
                                                        30 JUNE        31 DECEMBER
INTEREST RATE                                            2005             2004          GUARANTEE
                                                      RMB million      RMB million
Floating interest rates at 90% of interest                  -               76          No guarantee
  rates as published by the People's Bank
  of China ("PBOC"), repayable within
  1 year

Floating interest rates at 90% of interest                300              180          Guaranteed by
  rates as published by the PBOC,                                                       CSAHC
  repayable within 1 year
                                                          ---              ---
                                                          300              256
                                                          ===              ===

      (d) Credit facilities provided by Southern Airlines Group Finance Company Limited

            As at 30 June 2005, bills payable arranged by Southern Airlines Group Finance Company Limited amounted to RMB854 million (as at 31 December 2004: Nil).

      (e) Bank balances and deposits placed with Southern Airlines Group Finance Company Limited

            As at 30 June 2005, the Group had bank balances and deposits placed with Southern Airlines Group Finance Company Limited amounted to RMB591 million (as at 31 December 2004: RMB406 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

      (f)   Key management personnel compensations

            The key management personnel compensations are as follows:

                                                 FOR THE SIX MONTHS
                                                   ENDED 30 JUNE
                                                2005           2004
                                             RMB million   RMB million
Short-term employee benefits                     2.3           1.8
Post-employment benefits                         0.5           0.4
                                                 ---           ---

                                                 2.8           2.2
                                                 ===           ===

Directors and supervisors                        1.6           1.6
Senior management                                1.2           0.6
                                                 ---           ---

                                                 2.8           2.2
                                                 ===           ===

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      (g)   Transactions with other state-owned enterprises

            The Company is part of a larger group of companies under CSAHC, which itself is owned by the PRC government. Other than the transactions with CSAHC and its subsidiaries, the Group also conducts business with other enterprises directly or indirectly owned or controlled by the PRC government ("State-owned enterprises"). The Group considers that the transactions with these State-owned enterprises are conducted in the ordinary course of business and under normal commercial terms and as such the Group has not disclosed such activities as related party transactions.

14    CONTINGENT LIABILITIES

      There have been no material adverse changes in contingent liabilities of the Group subsequent to 31 December 2004, details of which are disclosed in its 2004 annual financial statements.

15    POST BALANCE SHEET EVENTS

      (a)   Aircraft transactions

            On 8 August 2005, the Group's subsidiary, Xiamen Airlines Company Limited, entered into a purchase agreement with Boeing Company for the purchase of 3 Boeing 787 aircraft, scheduled for deliveries in 2008 to 2010.

      (b)   Appreciation of Renminbi

            On 21 July 2005, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the close of business on 21 July 2005. The directors are of the opinion that the above appreciation of Renminbi would not have adverse financial impacts to the Group for the year ending 31 December 2005.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

IV    INDEBTEDNESS

      As at the close of business on 31 July, 2005 for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank and other loans of approximately RMB27,425,089,000 and finance lease obligations of approximately RMB13,443,469,000. As on 31 July, 2005, certain bank loans of the Group were secured by certain aircraft with an aggregate carrying value amount of RMB13,377,439,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB14,968,217,000. In addition, bank loans of RMB1,732,479,000 were also guaranteed by certain banks.

V     STATEMENT ON FINANCIAL LIABILITIES

      Save as aforesaid or otherwise disclosed in Note 31 to the Financial Statements of the Company as set out in paragraph (I) of this Appendix I and apart from intra-group liabilities, neither the Company nor any of its subsidiaries had outstanding, as at the close of business on 31 July, 2005, mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire-purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

      The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 31 December, 2004 and up to 31 July, 2005.

VI    EFFECT

      The Group's principal business is that of civil aviation. Following the Transactions, the Group's passenger volume and operating cost per available seat kilometres are expected to improve. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Transaction is in the best interest of the Group. In addition, there will be no material change to the Group's net assets as the Transaction will be wholly financed through commercial loans by commercial banks.

VII   MATERIAL CHANGES

      Since 31 December, 2004 (being the date to which the latest published audited financial statements of the Company were made up), the Company made an announcement dated 13 July, 2005 in compliance solely with the requirements of Shanghai Stock Exchange to announce that, based on the preliminary calculations prepared in accordance with the PRC Accounting Standards, the Group was expected to record a loss for the six months ended 30 June, 2005 as compared with the net profit of the Group prepared under the PRC Accounting Standards for the same period of year 2004. Based on the unaudited consolidated interim results of the Group for the six months ended 30 June, 2005, announced by the Company on 26 August, 2005, the Group recorded a loss for the six months ended 30 June, 2005 as compared with a profit for the six months ended 30 June, 2004. Please refer to the section IX of this Appendix I headed

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

"Management discussion and analysis - interim period for the six-month period ended 30 June, 2005 compared to interim period for the six-month period ended 30 June, 2004" for a discussion of the performance and results of the Group for the six months ended 30 June, 2005.

VIII  WORKING CAPITAL

      Taking into account the present internal resources and the available banking facilities of the Group, the Directors are of the opinion that the Group has adequate working capital for its present requirements.

IX    MANAGEMENT DISCUSSION AND ANALYSIS

INTERIM PERIOD FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2005 COMPARED TO INTERIM PERIOD FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2004

      With the continuous and steady growth of the PRC economy and the nation's "Go West" and "Revitalising the Old Industrial Bases in the North-eastern Region" strategies, coupled with the effects of joint restructuring of domestic airlines, the Company is faced with new challenges under a market environment which is full of opportunities. On 31 December 2004, the acquisition of the airline operations and certain related assets of China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") ("CNA/XJA Acquisition") was approved at an extraordinary general meeting of the Company, which completed the restructuring exercise. The Group has benefited from this acquisition through increased economies of scale and transportation capacity.

      However, escalating oil prices continued to drive up the jet fuel prices, which directly increased the operating costs of the Company significantly. In addition, the competition in the domestic civil aviation market was very intensive, leading to an unstable yield. Furthermore, after the restructuring of the Group, it would take a period of time for the benefits of business integration to materialise and for business synergy to take effect. As a result, the Company recorded a net loss of RMB907 million during the first half of the year.

      During the first half year of 2005, the Group managed to maintain a consistently high level of flight safety standard to further implement the integration of management of the Group and to complete a stable transition. Notwithstanding challenges like the period required for reorganisation of the management and personnel of the Group after the CNA/XJA Acquisition, the enlarged scale of management and difficulties associated therewith, and the increasingly intensive competition in the aviation and air freight market, the Company has handled these challenges with care and plan, and further implemented the development strategies of the Company.

      With the approval of the Board, the Company and Centergate Securities Co., Ltd mutually agreed to the early termination of the assets management agreement. As of 30 May 2005, the Company recovered the full investment principal sum of RMB500,000,000 and the investment return of RMB12,904,110.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      For the period under review, the Group's total traffic revenue was RMB17,443 million, an increase of RMB6,609 million or 61.0% from the same period last year. Meanwhile, the Group's total traffic volume increased by 52.9% to 3,343 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 9.87 hours per day for the period under review, an increase of 0.47 hours or 5.0% from the same period last year.

      Passenger revenue for the period under review was RMB15,967 million, up 63.3% from the same period last year, representing 91.5% of the Group's total traffic revenue. Passenger traffic volume increased by 65.2% to 28,478 million RPKs.

      Domestic passenger revenue was RMB12,956 million, up 64.4% from the same period last year. Domestic passenger revenue accounted for 81.1% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 68.0% while passenger traffic volume, in terms of RPKs, increased by 72.1% from the same period last year, resulting in an increase in passenger load factor of 1.7 percentage points to 69.4%. The passenger yield per RPK decreased by 5.2% from RMB0.58 to RMB0.55, resulting from intensive competition in the domestic market.

      On Hong Kong regional routes, the Group recorded passenger revenue of RMB599 million, up 12.0% from the same period last year. Hong Kong regional passenger revenue accounted for 3.8% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 22.9% while passenger traffic volume, in terms of RPKs increased by 21.3% from the same period last year, resulting in a decrease in passenger load factor of 0.8 percentage points to 61.1%. The passenger yield per RPK decreased by 7.5% to RMB0.86 as more chartered flights were rendered during the period under review.

      Passenger revenue for the Group's international routes amounted to RMB2,412 million, an increase of 77.5% from the same period last year. International passenger revenue accounted for 15.1% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 39.5% while passenger traffic volume, in terms of RPKs, increased by 42.3% from the same period last year, resulting in an increase in passenger load factor of 1.3 percentage points to 63.5%. The passenger yield per RPK increased by 24.4% to RMB0.56 mainly due to upward fare adjustment on certain routes during the period under review.

      Cargo and mail revenue was RMB1,476 million, an increase of 39.5% from the same period last year. Cargo and mail revenue accounted for 8.5% of total traffic revenue. Cargo and mail volume grew by 24.5% to 804 million RTKs from the same period last year, mainly due to the increase in traffic volume. The overall yield per cargo and mail tonne kilometre increased by 12.2% to RMB1.84, mainly due to an increase in fares during the period under review.

      The Group's other revenue amounted to RMB401 million, an increase of 54.2% from the same period last year, primarily due to increases in ground service income of RMB72 million, as a result of the increase in traffic volume.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Total operating expenses increased by 76.6% to RMB18,260 million from the same period last year, primarily due to the general increases in fuel cost, aircraft repairs and maintenance expenses, landing and navigation fees and commission expenses resulting from the increase in traffic volume during the period under review.

      Flight operations expenses increased by 92.4% to RMB9,084 million from the same period last year. Of these expenses, fuel cost was RMB5,549 million, up 104.6% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft insurance costs increased by 48.2% to RMB126 million, primarily resulted from the fleet expansion subsequent to the CNA/XJA Acquisition. Operating lease payments increased by 43.0% to RMB1,184 million, mainly attributable to additional rental payments for new aircraft under operating leases. Air catering expenses increased by 72.4% to RMB538 million, primarily as a result of an increase in number of passengers carried during the period under review. Labour costs for flight personnel increased by 65.8% to RMB814 million, largely due to an increase in flying hours.

      Maintenance expenses increased by 64.5% to RMB2,320 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs resulting from the increase in flying hours during the period under review.

      Aircraft and traffic servicing expenses increased by 51.6% to RMB2,560 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs.

      Promotion and sales expenses increased by 39.6% to RMB1,220 million from the same period last year, primarily as a result of an increase in traffic volume.

      General and administrative expenses increased by 65.2% to RMB912 million from the same period last year, due mainly to an increase in the scale of operations.

      As compared with the same period last year, depreciation and amortisation expenses increased by 93.4% to RMB2,094 million, reflecting primarily the effect of the fleet expansion through the CNA/XJA Acquisition and scheduled aircraft delivered during the second half of 2004 and the period under review.

      Interest expense increased by 118.0% to RMB750 million in the period under review, primarily reflecting an increase in the balance of loan borrowings and the increase in LIBOR rate, while 46.5% of the Group total borrowings are subject to LIBOR rate.

      The Group recorded a net exchange gain of RMB197 million, predominantly relating to its Japanese yen denominated borrowings as a result of the depreciation of Japanese Yen during the period under review. The major part of such amount represented unrealised translation gain.

      As a result of the aforementioned factors, for the six months ended 30 June 2005, the Group recorded a net loss attributable to equity holders of the parent of RMB907 million, as compared to a net profit attributable to equity holders of the parent of RMB266 million for the same period last year.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

YEAR ENDED 31 DECEMBER, 2004 COMPARED TO YEAR ENDED 31 DECEMBER, 2003

      The Group recorded a net loss of RMB48 million for 2004, as compared to a net loss of RMB358 million for 2003. The Group's operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB 0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group's net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.

Operating revenue

      Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

      Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

      Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58.

      Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a
2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

      Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

      Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

      Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

      Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

      Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

      Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

      Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

      Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

      General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

      Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

Operating profit

      Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

Non-operating income/(expenses)

      Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

      Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

      During 2004, the Group recorded a net exchange loss of RMB59 million (2003: RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

Taxation

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

      In 2003, the Group recorded an income tax credit of RMB324 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB78 million was recorded.

Minority interests

      Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group's airline subsidiaries for the year.

Liquidity, financial resources and capital structure

      As at 31 December, 2004, the Group's borrowings totalled RMB35,196 million, representing an increase of RMB16,736 million from RMB18,460 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB13,662 million, RMB4,489 million, RMB6,705 million, RMB3,608 million and RMB6,732 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively. As at 31 December, 2004, cash and cash equivalents of the Group totalling RMB3,083 million, of which 24.2% were denominated in foreign currencies, increased by 48.2% from RMB2,080 million last year.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Net debts (total borrowings net of cash and cash equivalents) increased by 96.1% to RMB32,113 million.

      As at 31 December, 2004, the Group's shareholders' equity amounted to RMB11,848 million, representing a decrease of RMB48 million from RMB11,896 million last year.

      Net debt/equity ratio of the Group at 31 December, 2004 was 2.71 times, as compared to 1.38 times last year.

Financial risk management policy

      In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to fluctuations in foreign currencies is a result of its debts which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks. The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

Charges on assets

      As at 31 December, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB23,562 million (2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

Commitments

      At 31 December, 2004, the Group had capital commitments of approximately RMB26,871 million. Of such amounts, RMB25,347 million related to the acquisition of aircraft and related flight equipment and RMB824 million related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB700 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

      As at 31 December, 2004, the Group committed to make a capital contribution of approximately RMB181 million and RMB83 million to its subsidiaries and to its jointly controlled entities respectively.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

YEAR ENDED 31 DECEMBER, 2003 COMPARED TO YEAR ENDED 31 DECEMBER, 2002

      The Group recorded a net loss of RMB358 million for 2003, as compared to a net profit of RMB576 million for 2002. The Group's operating revenue decreased by RMB549 million or 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. Passenger load factor decreased by 0.8 percentage point from 65.4% in 2002 to 64.6% in 2003. Passenger yield (in passenger revenue per RPK) increased by 5.6% from RMB0.54 in 2002 to RMB 0.57 in 2003. Average yield (in traffic revenue per RTK) decreased by 1.7% from RMB4.84 in 2002 to RMB4.76 in 2003. Operating expenses increased by RMB1,021 million or 6.4% from RMB15,993 million in 2002 to RMB17,014 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. The Group's net non-operating expenses increased by 9.1%, from RMB887 million in 2002 to RMB967 million in 2003, mainly due to a decrease in gain on disposal of fixed assets of RMB193 million, partly offset by a decrease in interest expense of RMB135 million. Overall, the Group recorded a net loss of RMB358 million in 2003, as compared to a net profit of RMB576 million in 2002.

Operating revenue

      Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.1% and 97.0% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 88.5% and 11.5% respectively of total traffic revenue in 2003. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

      Operating revenue decreased by 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. This decrease was primarily due to a 4.4% fall in passenger revenue from RMB15,696 million in 2002 to RMB15,010 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 4.8% to 20.5 million passengers in 2003. RPKs decreased by 8.8% from 28,940 million in 2002 to 26,387 million in 2003, primarily as a result of a decrease in passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

      Domestic passenger revenue, which accounted for 81.6% of the total passenger revenue in 2003, increased slightly by 0.1% from RMB12,234 million in 2002 to RMB12,242 million in 2003. Domestic passenger traffic in RPKs decreased by 3.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.55 in 2002 to RMB0.57 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Hong Kong passenger revenue, which accounted for 5.0% of total passenger revenue, decreased by 28.9% from RMB1,055 million in 2002 to RMB750 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB0.98 in 2002 to RMB0.96 in 2003 mainly due to slack in traffic volume.

      International passenger revenue, which accounted for 13.4% of total passenger revenue, decreased by 16.2% from RMB2,407 million in 2002 to RMB2,018 million in 2003. For international flights, passenger traffic in RPKs decreased by 25.2%, while passenger capacity in ASKs decreased by 20.8%, resulting in a
3.6 percentage point fall in passenger load factor from 2002. Passenger yield increased by 11.9% from RMB0.42 in 2002 to RMB0.47 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

      Cargo and mail revenue, which accounted for 11.5% of the Group's total traffic revenue and 11.1% of total operating revenue, increased by 9.5% from RMB1,786 million in 2002 to RMB1,955 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

      Other operating revenue decreased by 6.0% from RMB537 million in 2002 to RMB505 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB46 million.

Operating expenses

      Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      Total operating expenses in 2003 amounted to RMB17,014 million, representing an increase of 6.4% or RMB1,021 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 88.8% in 2002 to 97.4% in 2003.

      Flight operations expenses, which accounted for 41.6% of total operating expenses, increased by 5.0% from RMB6,733 million in 2002 to RMB7,070 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 9.9% from RMB3,519 million in 2002 to RMB3,867 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.4% from RMB1,417 million in 2002 to RMB1,536 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 18.4% from RMB625 million in 2002 to RMB510 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 23.4% from RMB256 million in 2002 to RMB196 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel decreased by 6.8% from RMB781 million in 2002 to RMB728 million in 2003, largely due to a decrease in flight hours.

      Maintenance expenses which accounted for 15.2% of total operating expenses, increased by 11.0% from RMB2,333 million in 2002 to RMB2,589 million in 2003. The increase was primarily attributable to an 11.3% increase in aircraft maintenance and repair charges from RMB2,135 million in 2002 to RMB2,377 million in 2003, mainly as the result of the effect of fleet expansion in recent years.

      Aircraft and traffic servicing expenses, which accounted for 16.3% of total operating expenses, increased by 10.2% from RMB2,511 million in 2002 to RMB2,767 million in 2003. The increase primarily resulted from an 8.9% rise in landing and navigation fees from RMB2,354 million in 2002 to RMB2,563 million in 2003, due to an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and marketing expenses, which accounted for 8.7% of total operating expenses, decreased by 1.3% from RMB1,500 million in 2002 to RMB1,480 million in 2003. The decrease was due to 9.3% decrease in labour costs from RMB248 million in 2002 to RMB225 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

      General and administrative expenses, which accounted for 6.2% of the total operating expenses, decreased slightly by 0.7% from RMB1,060 million in 2002 to RMB1,053 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

      Depreciation and amortisation, which accounted for 12.0% of total operating expenses, increased by 10.8% from RMB1,840 million in 2002 to RMB2,038 million in 2003. This increase was primarily as a result of the additions of aircraft during 2003.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

Operating profit

      Operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. This was mainly because operating revenue decreased by RMB549 million or 3.0% from 2002 while operating expenses increased by RMB1,021 million or 6.4% over the same period.

Non-operating income/(expenses)

      Interest expense decreased by 14.1% from RMB959 million in 2002 to RMB824 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

      Interest income decreased by 75.2% from RMB53 million in 2002 to RMB13 million 2003. This was mainly attributable to a decrease in average cash balances.

      The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737-200 aircraft.

      During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

Taxation

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      The Group recorded an income tax credit of RMB324 million for 2003 compared to an income tax expense of RMB398 million for 2002. As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507 million was reduced by RMB392 million and a net deferred tax credit of RMB392 million was recognised in 2003 for such reduction in income tax rate accordingly.

Minority interests

      Minority interests increased by 3.6% from RMB165 million in 2002 to RMB171 million in 2003, primarily reflecting the net profits earned by certain of the Group's airline subsidiaries for the year.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

Liquidity, financial resources and capital structure

      As at 31 December, 2003, the Group's borrowings totalled RMB18,460 million, representing a decrease of RMB815 million from RMB19,275 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB8,395 million, RMB1,716 million, RMB1,601 million, RMB1,660 million and RMB5,088 million will be repayable in 2004, 2005, 2006, 2007, 2008 and thereafter respectively. As at 31 December, 2003, cash and cash equivalents of the Group totalling RMB2,080 million, of which 22.2% were denominated in foreign currencies, decreased by 44.8% from RMB3,771 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 5.7% to RMB16,380 million.

      As at 31 December, 2003, the Group's shareholders' equity amounted to RMB11,896 million, representing an increase of RMB2,283 million from RMB9,613 million last year. The increase was mainly due to the issuance of 1,000,000,000 A shares with an issue price of RMB2.70 per share by way of public offering in July 2003 in the PRC.

      Net debt/equity ratio of the Group at 31 December, 2003 was 1.38 times, as compared to 1.61 times last year.

Financial risk management policy

      In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was as a result of its debt which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks.

      The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

Charges on assets

      As at 31 December, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,576 million (2002: RMB14,783 million) were mortgaged under certain loan and lease agreements.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

Commitments

      At December 31, 2003, the Group had capital commitments of approximately RMB13,628 million. Of such amounts, RMB10,615 million related to the acquisition of aircraft and related flight equipment and RMB2,072 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB941 million related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

      As at 31 December, 2003, the Group was committed to make a capital contribution of approximately RMB446 million to its jointly controlled entities.

APPENDIX II                                                  GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

      As at the Latest Practicable Date, the interests and short positions of the Directors and Supervisors of the Company and their respective associates in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules are as follows:

                                                                                            % OF THE
                                                                             % OF THE      TOTAL ISSUED
                      THE                                                  TOTAL ISSUED       SHARE
                    COMPANY/                                                H SHARES OF     CAPITAL OF
                   ASSOCIATED       TYPES OF       TYPE OF    NUMBER OF        THE             THE         SHORT
NAME               CORPORATION      INTEREST        SHARE     SHARE HELD      COMPANY         COMPANY     POSITION
Simon To           the Company     Interest of    H shares     100,000        0.009%          0.002%         -
                                   spouse
                                   (note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

      Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which he was taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to
Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules.

APPENDIX II                                                  GENERAL INFORMATION

      None of the Directors or Supervisors of the Company and their respective associates (as defined under the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, so far as was known to the Directors and Supervisors of the Company, the interests and short positions of the following persons other than the Directors or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

                                                                                      % OF THE
                                                                         % OF THE       TOTAL
                                                                           TOTAL        ISSUED
                                                                         ISSUED H       SHARE
                                                                         SHARES OF    CAPITAL OF
   NAME OF                     TYPE OF       TYPE OF       NUMBER OF        THE          THE           SHORT
 SHAREHOLDER                SHAREHOLDING      SHARE       SHARE HELD      COMPANY       COMPANY       POSITION
CSAHC                       Direct         State-owned   2,200,000,000       -          50.30%           -
                            holding        share

HKSCC Nominees              Direct         H share       1,151,148,998   98.04%         26.32%           -
Limited                     holding

Note:

Based on the information available to the Directors and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

      1. Among the 1,151,148,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

      2. Among the 1,151,148,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 164,098,800 H Shares of the Company (representing approximately 13.98% of its then total issued H Shares). Out of the 164,098,800 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 76,962,000 H Shares of the Company (representing approximately 6.55% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the following manners:

            (a) 76,962,000 H Shares in a lending pool, representing approximately 6.55% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank N.A., which was 100% held by J.P. Morgan Chase & Co.;

            (b) 1,064,800 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.;

APPENDIX II                                                  GENERAL INFORMATION

            (c) 83,512,000 H Shares, representing approximately 7.11% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

            (d) 2,560,000 H Shares, representing approximately 0.22% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF International Management Inc., which was ultimately 100% held by J.P. Morgan Chase & Co..

      3. Among the 1,151,148,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company in the manner as follows:

            (a) 743,332 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

            (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

            (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

            (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

            (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

            According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

      4. Among the 1,151,148,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

      5. Among the 1,151,148,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

APPENDIX II                                                  GENERAL INFORMATION

      Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and Supervisors of the Company, no other person (other than the Directors or Supervisors) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Party XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.    MATERIAL CONTRACTS

      The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

      (a) A sale and purchase agreement (the "VSA Sale and Purchase Agreement") dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("Northern Airlines"), a wholly owned subsidiary of CSAHC, and Xinjiang Airlines Company ("Xinjiang Airlines") , a wholly owned subsidiary of CSAHC, pursuant to which the Company agreed to acquire, and CSAHC, Northern Airlines and Xinjiang Airlines agreed to sell certain airlines and airlines-related operations, assets and properties of Northern Airlines, Xinjiang Airlines and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by Xinjiang Airlines, Northern Airlines and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the VSA Sale and Purchase Agreement was RMB15,397,524,000. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

      (b) A lease agreement (the "Lease Agreement 1") dated 12 November, 2004 between the Company, CSAHC and Northern Airlines, pursuant to which CSAHC and Northern Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of Northern Airlines situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia for a period of three years. The consideration for Lease Agreement 1 is RMB41,993,318.44 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

      (c) A lease agreement (the "Lease Agreement 2") dated 12 November, 2004 between the Company, CSAHC and Xinjiang Airlines, pursuant to which CSAHC and Xinjiang Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of Xinjiang Airlines situated at Xinjiang and Russia for a period of three years. The consideration for Lease Agreement 2 is RMB5,797,908.61 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

APPENDIX II                                                  GENERAL INFORMATION

      (d) A lease agreement (the "Lease Agreement 3") dated 12 November, 2004 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands situated in Urumqi, Shenyang, Dalian and Harbin, by leasing the land use rights of such lands to the Company for a period of three years. The consideration for Lease Agreement 3 is RMB22,298,033 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

      (e) A catering agreement (the "Catering Agreement") dated 12 November, 2004 between the Company and China Southern Airlines Group Air Catering Company Limited (the "Catering Company"), a wholly owned subsidiary of CSAHC, pursuant to which the Catering Company supplies in-flight meal and catering services to the flights of the Company originating or stopping at the domestic airports, mainly in Northern China and Xinjiang regions where the Catering Company provides catering services for a period of three years. The consideration for the catering agreement is based on the price of each type of in-flight meals and the service price for each type of aircraft, and is capped at RMB220 million per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

      (f) A financial agreement (the "Financial Agreement") dated 12 November, 2004, between the Company and Southern Airlines Group Finance Company Limited ("SA Finance"), a connected person of the Company which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company. The Financial Agreement commenced from 12 November, 2004 for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Under the Financial Agreement, SA Finance provides deposit of money service and, subject to the execution of further agreements with the Company, other financial services like loan facilities, credit facilities, financial guarantees and credit references to the Company. The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People's Bank of China. The PRC commercial banks also charge similar charging rates set by the People's Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

APPENDIX II                                                  GENERAL INFORMATION

      (g) The operating lease (the "Operating Lease") of 5 Boeing B737-700 aircraft, 5 Boeing B737-800 aircraft, 5 Airbus A320-000 aircraft and 10 Airbus A321-200 aircraft dated 21 March, 2005 between the Company and ILFC Ireland Limited. It became effective upon approval by the shareholders of the Company on 15 June, 2005.

      (h)   The Previous Airbus Aircraft Acquisition Agreement.

            The Previous Airbus Aircraft Acquisition Agreement dated 21 April, 2005 between the Company, SAIETC, a wholly subsidiary of CSAHC, and Airbus, pursuant to which the Company and SAIETC agreed to acquire and Airbus agreed to sell five new A380 aircraft. The aggregate consideration for the Previous Airbus Aircraft Acquisition Agreement, which is payable wholly in cash by the Company to Airbus and determined after arm's length negotiation between the parties, is lower than the market price as provided by Airbus. According to the information provided by Airbus, the market price of an A380 aircraft is approximately US$272.6 million. It became effective upon approval by the shareholders of the Company on 15 June, 2005.

      (i)   The Previous Boeing Aircraft Acquisition Agreement.

            The Previous Boeing Aircraft Acquisition Agreement dated 29 April, 2005 between the Company and Xiamen Airlines and Boeing, pursuant to which the Company and Xiamen Airlines agreed to acquire and Boeing agreed to sell 12 B737-700 aircraft and 33 B737-800 aircraft (15 of which were acquired by Xiamen Airlines). The aggregate consideration for the Previous Boeing Aircraft Acquisition Agreement, which is payable wholly in cash by the Company and Xiamen Airlines to Boeing and determined after arm's length negotiation between the parties, is lower than the market price as provided by Boeing. According to the information provided by Boeing, the market price of a B737-700 is in the range of US$50.5 million to US$59 million, and the market price of a B737-800 aircraft is in the range of US$61.5 million to US$69.5 million. It became effective upon approval by the shareholders of the Company on 15 June, 2005.

      (j)   The Xiamen Boeing Aircraft Acquisition Agreement.

      (k)   The Boeing Aircraft Acquisition Agreement.

      (l)   The Airbus Aircraft Acquisition Agreement.

APPENDIX II                                                  GENERAL INFORMATION

5.    MATERIAL LITIGATION

      The Company was involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") had entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC was in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim had been transferred to the plaintiff. The Company, as one of the defendants to the Litigation was claimed for unspecified damages for breach of the agreement. The Company filed an objection in respect of the jurisdiction of the court, and requested the court to transfer the case to the PRC for trial. On 3 May, 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

      In August 2005, the parties to the Litigation reached an out of court settlement, pursuant to which the plaintiff would waive all its rights or possible rights to commence proceedings, claims or appeals against the Company in respect of the same matter.

      As of the date of this circular, save as otherwise disclosed above, there is no litigation or claims of material importance pending or threatened against any member of the Group.

6.    DIRECTORS' AND SUPERVISORS' INTERESTS

      (a) None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December, 2004, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

      (b) None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7.    SERVICE CONTRACTS

      None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

8.    REMUNERATION POLICIES

      The remuneration committee of the Company is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The responsibilities of the remuneration committee are

APPENDIX II                                                  GENERAL INFORMATION

to approve the remuneration packages of Directors and senior management of the Group, and the Company's preliminary proposals on annual emoluments of the Directors and senior management of the Group. The Group is required to comply with the remuneration regulations imposed by the central government of the PRC which govern the remuneration payable to the Directors, senior management and other significant employees of the Company.

9.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

      Pursuant to Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

      i.    by the chairman of the meeting;

      ii. by at least two shareholders entitled to vote present in person or by proxy; or

      iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

      The demand for a poll may be withdrawn by the person who makes such demand.

10.   MISCELLANEOUS

      (a) The secretary of the Company is Su Liang. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specializing in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. Mr. Su has been the secretary of the Company since 2000.

      (b) The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

      (c) The registered address of the Company is at Guangzhou Economic & Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

      (d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

APPENDIX II                                                  GENERAL INFORMATION

11.   DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 14 October, 2005:

      (a)   the articles of association of the Company;

      (b)   the VSA Sale and Purchase Agreement;

      (c)   the Lease Agreement 1;

      (d)   the Lease Agreement 2;

      (e)   the Lease Agreement 3;

      (f)   the Catering Agreement;

      (g)   the Financial Agreement;

      (h) the audited financial statements of the Group for the years ended 31 December, 2003 and 31 December, 2004;

      (i) the circular of the Company dated 27 May, 2005 in respect of the Previous Airbus Aircraft Acquisition and the Previous Boeing Aircraft Acquisition; and

      (j) the unaudited interim financial report of the Group for the six month period ended 30 June, 2005.

                                NOTICE OF THE EGM

                              [CHINESE CHARACTERS]

[LOGO]                  CHINA SOUTHERN AIRLINES COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

            NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2005

      NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 16 December, 2005 at 9:00 a.m. for the purpose of considering and passing the following resolutions as ordinary resolutions:

                                    ORDINARY RESOLUTION

      1. "THAT the entering into of the aircraft acquisition agreement dated 8 August, 2005, a copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and Xiamen Airlines Company Limited as purchaser and the acquisition of three Boeing B787 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

      2. "THAT the entering into of the aircraft acquisition agreement dated 30 August, 2005, a copy of which has been produced to this meeting marked "B" and initialed by the Chairman of this meeting for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and the Company as purchaser and the acquisition of ten Boeing B787 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

      3. "THAT the entering into of the aircraft acquisition agreement dated 6 September, 2005, a copy of which has been produced to this meeting marked "C" and initialed by the Chairman of this meeting for the purpose of identification, between Airbus SNC, a company incorporated in the Toulouse as vendor and the Company as purchaser and the acquisition of ten Airbus A330 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

      4. "THAT the removal of Peng An Fa as a Director of the Company, be and is hereby unconditionally approved."

      5. "THAT the retirement of Zhou Yong Jin as a Director of the Company, be and is hereby unconditionally approved."

                                                        By Order of the Board of
                                                                SU LIANG
                                                            Company Secretary

Guangzhou, the People's Republic of China

21 September, 2005

                                NOTICE OF THE EGM

      As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1.    PERSONS WHO ARE ENTITLED TO ATTEND THE EGM

      a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of 16 November, 2005 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

      b.    The directors, supervisors and senior management of the Company.

      c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2.    REGISTRATION PROCEDURES FOR ATTENDING THE EGM

      a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 26 November, 2005, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

      b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

      c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 16 November, 2005.

      d. The register of H shares of the Company will be closed from 17 November, 2005 to 15 December, 2005 (both days inclusive), during which period no transfer of H shares will be registered.

3.    PROXIES

      a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

      b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

      c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time designated for the holding of the EGM.

                                NOTICE OF THE EGM

4.    MISCELLANEOUS

      a. The EGM is expected to last for not more than one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

      b.    The address of the headquarters of the Company is:

            1st Floor, No. 278 Ji Chang Road
            Guangzhou 510405, Guangdong Province
            People's Republic of China
            Telephone No.: (+86) 20-8612 4737
            Facsimile No.: (+86) 20-8665 9040
            Website: www.cs-air.com
            Contact persons: Su Liang and Lei Bin

      c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

            i.    by the chairman of the meeting;

            ii. by at least two shareholders entitled to vote present in person or by proxy; or

            iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

            The demand for a poll may be withdrawn by the person who makes such demand.

                              [CHINESE CHARACTERS]

                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                                                    ATTACHMENT A

REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED

I/we intend to attend (in person/by proxy)(1) the extraordinary general meeting of the Company to be held on 16 December, 2005.

Name(2)

Number of ordinary shares
registered in my name(3)
Identity card/passport number(1,4)
Share account number
Mailing address
Telephone number

Signature(5): __________________________          Date: ___________________ 2005

Notes:

1.    Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.    Please attach a photocopy of proof of ownership of your shares.

4.    Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

\
                              [CHINESE CHARACTERS]

                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                                                    ATTACHMENT B

                                   The number of H Shares to which this
                                   proxy form relates(1)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING ("EGM")

I/We(2), _____________________, holder of share account number_________________,

residing at____________________________________________________________________,

being the registered holder of(3) _______________________ ordinary shares of the Company, HEREBY

APPOINT(4) ___________________________________, residing at_____________________

_______________________________________________________________________________,

as my/our proxy/proxies to attend on my/our behalf the EGM of China Southern Airlines Company Limited (the "Company") to be held at the headquarters of the Company, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 16 December, 2005 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).

                       ORDINARY RESOLUTIONS                   FOR(5)  AGAINST(5)
1.  To approve the Xiamen Boeing Aircraft Acquisition
    Agreement and the transactions contemplated thereunder.

2. To approve the Boeing Aircraft Acquisition Agreement and the transactions contemplated thereunder.

3. To approve the Airbus Aircraft Acquisition Agreement and the transactions contemplated thereunder.

4. To approve the removal of Peng An Fa as a Director of the Company.

5. To approve the retirement of Zhou Yong Jin as a Director of the Company.

Signature(6): __________________________           Date:  _________________ 2005

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "X" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "X" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above ordinary resolutions and not otherwise defined herein shall have the same meanings when used herein.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 48 hours before the time appointed for the holding of the AGM.

9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By       /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary

Date: September 23, 2005